 **Inland Real Estate Corporation**

Supplemental Financial Information

For the Three and Nine months Ended
September 30, 2009

2901 Butterfield Road
Oak Brook, Illinois 60523
Telephone: (630) 218-8000
Facsimile: (630) 218-7357
www.inlandrealestate.com

TABLE OF CONTENTS

This supplemental financial information contains forward-looking statements. Forward-looking statements are statements that are not historical, including statements regarding management's intentions, beliefs, expectations, representations, plans or predictions of the future, and are typically identified by such words as "believe," "expect," "anticipate," "intend," "estimate," "may," "will," "should" and "could." The Company intends that such forward-looking statements be subject to the safe harbors created by Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. There are numerous risks and uncertainties that could cause actual results to differ materially from those set forth in the forward-looking statements. Please refer to the documents filed by Inland Real Estate Corporation with the SEC, specifically the Company's Annual Report on Form 10-K for the year ended December 31, 2008, for a more complete discussion of these risks and uncertainties. Inland Real Estate Corporation disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Inland Real Estate Corporation
2901 Butterfield Road
Oak Brook, IL 60523
(888) 331-4732
www.inlandrealestate.com

 **News Release**

Inland Real Estate Corporation (Investors/Analysts):
Dawn Benchelt, Investor Relations Director
(630) 218-7364
benchelt@inlandrealestate.com

Inland Communications, Inc. (Media):
Matthew Tramel, Media Relations Director
(630) 218-8000 x4896
tramel@inlandgroup.com

Inland Real Estate Corporation
Reports Third Quarter 2009 Results

OAK BROOK, IL (November 4, 2009) – Inland Real Estate Corporation (NYSE: IRC) today announced financial and operational results for the three and nine months ended September 30, 2009.

Key Points

- Funds from Operations ("FFO") for the third quarter was $7.9 million or $0.09 per share, compared to $23.4 million or $0.35 per share for the three months ended September 30, 2008. Excluding the impact of non-cash impairment charges, net of taxes, and gains on extinguishment of debt recorded during the quarter, FFO per share would have been $0.25 per share for the quarter.

- Total portfolio leasing continued a positive trend from early 2009 levels, with 90 leases signed during the quarter for the rental of 552,289 square feet, a 30 percent increase in square feet leased over the prior quarter and 100 percent increase over the first quarter of 2009.

- Total portfolio average base rents on renewal leases increased 4.1 percent over expiring rents, while new lease spreads declined 25.5 percent for the quarter. Excluding one lease for a former Linens N Things space and non-consolidated leasing activity, total portfolio new lease spreads decreased 2.6 percent over expiring rents.

- Company addressed $127.6 million of consolidated and unconsolidated debt maturities since last quarter that consisted of retiring $30.8 million of consolidated mortgage debt, purchasing an additional $5.0 million in principal of its convertible senior notes at a discount to face value, extending for up to two years, $80.0 million of construction loans on development joint venture projects subsequent to $19 million of principal pay downs, and replacing $11.8 million unconsolidated debt maturity with new five-year loan.

Financial Results

The Company reported that for the third quarter of 2009, FFO, a widely-accepted supplemental non-GAAP measure of performance for real estate investment trusts (REITs), was $7.9 million, compared to $23.4 million for the three months ended September 30, 2008. On a per share basis, FFO was $0.09 (basic and diluted) for the quarter, compared to $0.35 in the third quarter of 2008. Approximately $0.03 of the decrease in FFO per share is due to the additional shares issued by the Company in conjunction with its equity offering in May. Reconciliations of FFO to net income and FFO per share to net income per share are provided at the end of this press release.

FFO, adjusted for non-cash impairment charges, net of taxes, and gains on extinguishment of debt was $21.3 million for the three months ended September 30, 2009, compared to $24.5 million for the three months ended September 30, 2008. On a per share basis, FFO, adjusted for the above items was $0.25 (basic and diluted) for the quarter, compared to $0.37 in the third quarter of 2008. The Company adjusts for these items in order to present the performance of its core portfolio operations.

The Company regularly reviews its investments in unconsolidated entities. When circumstances indicate that there may have been a loss in value of an equity method investment, the Company evaluates the investment for impairment by estimating its ability to recover the investment from future expected cash flows. If the loss in value is determined to be other than temporary, the Company recognizes an impairment charge to reflect the investment at fair value. Accordingly, in the quarter the Company recorded non-cash impairment charges of $15.7 million, or $0.19 per share, an amount equal to its pro rata share, on certain unconsolidated development joint venture projects to reflect the investments at fair value. During the quarter the Company also recorded gains on extinguishment of debt totaling $882,000 or $0.01 per share, related to the Company's purchase of its convertible notes at a discount to par and the early retirement of mortgage debt on two consolidated properties. The Company did not record any impairment charges on development joint venture projects or gains on retirement of debt in the third quarter of 2008.

Excluding the aforementioned items, the decrease in FFO from the prior year quarter was primarily due to certain big-box tenant bankruptcies, increased vacancy, decreased income from properties owned through the joint venture with Inland Real Estate Exchange Corporation (IREX) while those properties were consolidated, and decreased equity in earnings from unconsolidated joint ventures including smaller land sale gains. The decrease in FFO was partially offset by lower interest expense and smaller non-cash charges to record the decline in value of certain investment securities, compared to the year ago quarter.

Net loss was $8.4 million for the third quarter of 2009, compared to net income of $9.2 million for the three months ended September 30, 2008. On a per share basis, net loss was $0.10 (basic and diluted) for the quarter, compared to net income of $0.14 per share for the same three-month period in 2008. Approximately $0.02 of the decrease in net income per share was due to additional shares the Company issued as a result of its May 2009 equity offering. The decrease in net income for the quarter was primarily due to the aforementioned items that negatively impacted FFO for the quarter, plus an increase in depreciation and amortization expenses related to the non-cash write-off of tenant improvements related to vacancies.

For the nine months ended September 30, 2009, FFO was $48.6 million, compared to $69.2 million in the same period last year. FFO per share for the nine-month period decreased to $0.63 per share from $1.05 per share for the same period of 2008. Approximately $0.09 of the decrease in FFO per share for the nine-month period is due to the additional shares issued by the Company in conjunction with its equity offering in May. FFO for the nine months ended September 30, 2009 decreased from the comparable prior year period due to the same items that negatively impacted FFO for the third quarter of 2009. Additionally, FFO for the nine-months ended September 30, 2009 decreased from the prior year period due to lowered estimates of revenues from current tenants, increased bad debt expense, larger impairment charges on assets that were subsequently sold, and lower gains from sales of interests in properties owned in the joint venture with Inland Real Estate Exchange Corporation (IREX). The decrease in FFO for the nine-month period was partially offset by lower interest expense and smaller impairment charges on investment securities versus the prior year period, as well as $6.9 million of gains on extinguishment of debt during the nine months ended September 30, 2009, versus no gains on extinguishment of debt in the same period prior year.

FFO, adjusted for non-cash impairment charges, net of taxes, and gains on extinguishment of debt was $60.2 million for the nine months ended September 30, 2009, compared to $73.5 million for the nine months ended September 30, 2008. On a per share bases, FFO, adjusted for the above items was $0.79 per share (basic and diluted) for the quarter, compared to $1.11 per share in the third quarter of 2008.

Net income for the nine months ended September 30, 2009 was $2.4 million, compared to $28.7 million in the prior year period. Net income per share was $0.03 for the nine months ended September 30, 2009, compared to $0.43 per share for the same period in 2008. The decrease in net income for the nine-month period was primarily due to the same items that negatively impacted FFO for the nine months ended September 30, 2009, plus an increase in depreciation and amortization expense.

 "We continue to work our way through a difficult overall operating environment," said Mark Zalatoris, Inland Real Estate Corporation's president and chief executive officer. "Performance for the quarter reflects the challenges that remain within the retail sector and the resulting impact on certain of our assets, including current development joint venture projects. However, we are encouraged by the quarter-to-quarter improvements in portfolio operations taking place over the year. This includes leasing volume that has steadily increased from the beginning of the year. We are planning for the future and will continue to place strong emphasis on leasing and property management."

Zalatoris added, "Strengthening our financial position is also key and addressing $128 million in debt maturities this quarter is one step toward that goal. We also intend to take advantage of availability and attractive terms in the debt and equity markets to further improve our liquidity position."

Portfolio Performance

For the quarter, the Company generated total revenues of $42.4 million, a decrease of 11.3 percent from $47.8 million recorded in the third quarter of 2008. Total revenues for the nine months ended September 30, 2009 decreased 10.1 percent to $129.4 million from $143.8 million in the same period prior year. Three and nine-month revenues decreased from the comparable prior year periods primarily due to lower rental and tenant recovery income resulting from certain big-box tenant bankruptcies, increased vacancy, lower revenues from current tenants, and decreased income from IREX joint venture properties, while those properties were consolidated. Rental income from properties acquired through this joint venture is recorded as consolidated income until those properties become unconsolidated with the first sale of ownership interest to investors.

The Company evaluates its overall portfolio by analyzing the operating performance of properties that have been owned and operated for the same three and nine-month periods during each year. A total of 121 of the Company's investment properties satisfied this criterion during these periods and are referred to as "same store" properties.

For the quarter, same store net operating income, a non-GAAP measure used to measure the performance of the Company's investment properties, was $28.8 million, a decrease of 5.5 percent compared to $30.5 million in the third quarter of 2008. For the nine months ended September 30, 2009, same store net operating income was $85.5 million, a decrease of 7.0 percent compared to $91.9 million for the same period prior year. The decline in same store net operating income for the quarter was primarily due to lower rental and recovery revenues resulting from certain tenant bankruptcies and increased vacancy.

For the nine-month period, the decrease in same store net operating income was due to the aforementioned items, as well as lowered estimates for rental and tenant recovery revenues from current tenants. The Company has successfully re-tenanted certain vacancies created by big-box chain failures and expects to record additional revenues from replacement tenants in the fourth quarter of 2009.

As of September 30, 2009, financial occupancy for the Company's same store portfolio was 92.5 percent, compared to 91.2 percent as of June 30, 2009, and 94.4 percent as of September 30, 2008. The majority of the sequential increase is related to temporary Halloween store leases entered into during the quarter.

Leasing

For the three months ended September 30, 2009, the Company executed a total of 90 leases aggregating 552,289 square feet of gross leasable area (GLA). This included 56 renewal leases comprising 393,863 square feet of GLA with an average rental rate of $11.95 per square foot, representing an increase of 4.1 percent over the average expiring rate. The 33 new leases signed during the quarter comprise 146,704 square feet of GLA with an average rental rate of $13.54 per square foot, representing a decrease of 25.5 percent over the average expiring rental rate. Excluding one lease for a former Linens N Things space and non-consolidated leasing activity, total portfolio new lease spreads decreased 2.6 percent. One non-comparable lease was signed during the quarter for 11,722 square feet of GLA, with a rental rate of $18.94 per square foot.

Leased occupancy for the total portfolio as of September 30, 2009, was 94.1 percent, compared to 92.9 percent as of June 30, 2009, and 94.8 percent as of September 30, 2008. Financial occupancy for the total portfolio was 93.3 percent as of September 30, 2009, compared to 91.9 percent as of June 30, 2009, and 94.0 percent as of September 30, 2008. The majority of the sequential increase in leased and financial occupancy is related to temporary Halloween store leases entered into during the quarter.

EBITDA, Balance Sheet, Market Value and Liquidity

Earnings before interest, taxes, depreciation and amortization (EBITDA), adjusted for non-cash impairment charges, net of taxes, and gains on extinguishment of debt was $31.9 million for the quarter, compared to $38.7 million for the third quarter 2008. For the nine months ended September 30, 2009, EBITDA, as adjusted, was $95.8 million, compared to $115.2 million in the prior year period. A definition and reconciliation of EBITDA to income from continuing operations is provided at the end of this news release.

EBITDA coverage of interest expense, adjusted for non-cash impairment charges, net of taxes, and gains on extinguishment of debt was 2.9 times for the three months ended September 30, 2009, compared to 2.6 times for the prior quarter and 2.7 times for the third quarter of 2008. The Company has provided EBITDA and related non-GAAP coverage ratios as supplemental disclosure because the Company believes such disclosure provides useful information excluding the impact of the Company's capital structure.

As of September 30, 2009, the Company had $35.0 million outstanding on its unsecured line of credit facility. During the quarter the Company utilized funds drawn on its line of credit facility to purchase an additional $5.0 million in principal of its convertible senior notes at a discount to the contract amount resulting in a net gain on retirement of debt of $263,000. Subsequent to the debt purchase, $125.0 million in principal amount of the convertible notes remains outstanding.

During the quarter, the Company retired in advance of the 2010 maturity dates two consolidated mortgage notes totaling $12.4 million at a five percent discount to the original loan amounts, recognizing a gain of $619,000 on early retirement of debt. Subsequent to the close of the quarter, the Company retired its sole remaining 2009 consolidated secured debt maturity of $7.4 million on its maturity date in October and retired in advance of its 2012 maturity date one consolidated mortgage note of $11.0 million at a ten percent discount to the original loan amount. The Company continues to proactively explore with lenders financing options for consolidated mortgage debt that is scheduled to mature in the first half of 2010.

As of September 30, 2009, the Company had an equity market capitalization of $739.3 million and $953.5 million of total debt outstanding (including the pro-rata share of debt in unconsolidated joint ventures) for a total market capitalization of approximately $1.7 billion and a debt-to-total market capitalization of 56.3 percent. Including the convertible notes, 70.1 percent of consolidated debt bears interest at fixed rates. As of September 30, 2009, the weighted average interest rate on this debt was 4.88 percent.

Joint Venture Activity
In August the Company's joint venture with New York State Teachers Retirement System (NYSTRS) replaced an $11.8 million mortgage loan on a neighborhood center, due to mature January 2010, with a $12.0 million amortizing loan. The new loan has a five-year term at a fixed rate of 6.5 percent. There is no additional mortgage debt maturing in the joint venture with NYSTRS until March 2011.

During the quarter the Company's joint venture with TMK Development sold for $4.7 million a free standing 14,280 square foot retail store built in 2008 at the Savannah Crossing development in Aurora, IL under a 25-year triple net lease to Walgreen Company. In conjunction with the sale, the Company recorded a gain of approximately $800,000 in equity in earnings (loss) on unconsolidated joint ventures.

The Company's development joint ventures with established partners include seven properties in various stages of development. Completion timelines for certain development projects have been extended due to challenging market conditions. Accordingly, in August the joint ventures completed negotiations with lenders to restructure and extend, for up to two years, construction loans that matured in 2009 on three unconsolidated development joint venture projects including North Aurora Town Centre in North Aurora, IL; Orchard Crossing in Fort Wayne, IN; and Lantern Commons in Westfield, IN. In conjunction with the refinancings, the Company invested approximately $19.0 million in preferred equity to pay down principal on the loans and negotiated dollar for dollar reductions of loan guarantees on certain projects. As of September 30, 2009, the Company has a current equity investment of $56.7 million in development joint venture projects and is obligated under loan guarantees for up to $15.5 million. Additionally, the Company purchased the mortgage on Southshore Shopping Center in Boise, ID from the lender, at a discount and became a lender to the joint venture. Subsequent to the end of the quarter, the Company extended the maturity date to the joint venture to October 2010.

Given the ongoing difficult market conditions, the Company also evaluated its investments in unconsolidated development joint venture properties for impairment by estimating its ability to recover the investments from future property cash flows. As a result of its review, during the quarter the Company recorded non-cash aggregate impairment charges of $15.7 million, an amount equal to its pro rata share on three development projects: North Aurora Town Centre Phases II and III, Lantern Commons, and the Shops at Lakemoor in Lakemoor, IL.

Dividends
In August, September and October 2009 the Company paid monthly cash dividends to stockholders of $0.0475 per common share. The Company expects to pay aggregate annual dividends in an amount equal to 100 percent of its estimated taxable income for 2009.

Guidance:
Full year 2009 FFO per common share (basic and diluted), adjusted for non-cash impairment charges, net of taxes, and gains on extinguishment of debt is projected to be in the range of $1.03 to $1.06.

Conference Call/Webcast
Management will host a conference call to discuss the Company's financial and operational results on Wednesday, November 4, 2009 at 2:00 p.m. CT (3:00 p.m. ET). Hosting the conference call will be Mark Zalatoris, President and Chief Executive Officer; Brett Brown, Chief Financial Officer, and Scott Carr, President of Property Management. The live conference call can be accessed by dialing 1-800-860-2442 (toll free) for callers within the United States, 1-866-605-3852 (toll free) for callers dialing from Canada, or 1-412-858-4600 for other international callers. The conference call also will be available via live webcast on the Company's website at www.inlandrealestate.com. The conference call will be recorded and available for replay beginning at 4:00 p.m. CT (5:00 p.m. ET) on November 4, 2009, until 8:00 a.m. CT (9:00 a.m. ET) on November 19, 2009. Interested parties can access the replay of the conference call by dialing 1-877-344-7529 or 1-412-317-0088 for international callers, and entering the replay passcode 434079#. An online playback of the webcast will be archived for approximately one year in the investor relations section of the Company's website.

About Inland Real Estate Corporation
Inland Real Estate Corporation is a self-administered and self-managed publicly traded real estate investment trust (REIT) that currently owns interests in 139 open-air neighborhood, community, power, and lifestyle retail centers and single tenant properties located primarily in the Midwestern United States, with aggregate leasable space of more than 14 million square feet. Additional information on Inland Real Estate Corporation, including a copy of the Company's supplemental financial information for the three and nine months ended September 30, 2009, is available at www.inlandrealestate.com.

This press release contains forward-looking statements. Forward-looking statements are statements that are not historical, including statements regarding management's intentions, beliefs, expectations, representations, plans or predictions of the future, and are typically identified by such words as "believe," "expect," "anticipate," "intend," "estimate," "may," "will," "should" and "could." The Company intends that such forward-looking statements be subject to the safe harbors created by Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. There are numerous risks and uncertainties that could cause actual results to differ materially from those set forth in the forward-looking statements. Please refer to the documents filed by Inland Real Estate Corporation with the SEC, specifically the Company's Annual Report on Form 10-K for the year ended December 31, 2008, and the Form 10-Q for the quarter ended June 30, 2009, for a more complete discussion of these risks and uncertainties. Inland Real Estate Corporation disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

INLAND REAL ESTATE CORPORATION
Consolidated Balance Sheets
September 30, 2009 and December 31, 2008
(In thousands except per share data)

		September 30, 2009 (unaudited)	December 31, 2008
Assets:			
Investment properties:			
Land	$	333,433	336,917
Construction in progress		2,079	258
Building and improvements		915,698	926,455
		1,251,210	1,263,630
Less accumulated depreciation		299,723	279,945
Net investment properties		951,487	983,685
Cash and cash equivalents		7,791	5,180
Investment in securities		10,994	8,429
Accounts receivable, net		43,352	47,305
Investment in and advances to unconsolidated joint ventures		135,076	152,916
Acquired lease intangibles, net		15,107	18,055
Deferred costs, net		8,457	9,612
Other assets		10,975	11,649
Total assets	$	1,183,239	1,236,831
Liabilities:			
Accounts payable and accrued expenses	$	36,234	30,621
Acquired below market lease intangibles, net		2,425	2,793
Distributions payable		4,009	5,431
Mortgages payable		400,322	479,935
Term Loan		140,000	140,000
Line of credit facility		35,000	52,000
Convertible notes (1)		123,446	159,661
Other liabilities		11,194	14,166
Total liabilities		752,630	884,607
Commitments and contingencies			
Stockholders' Equity:			
Preferred stock, $0.01 par value, 6,000 Shares authorized; none issued and outstanding at September 30, 2009 and December 31, 2008		-	-
Common stock, $0.01 par value, 500,000 Shares authorized; 84,399 and 66,498 Shares issued and outstanding at September 30, 2009 and December 31, 2008, respectively		844	665
Additional paid-in capital (net of offering costs of $64,294 and $58,816 at September 30, 2009 and December 31, 2008, respectively)		747,945	636,199
Accumulated distributions in excess of net income		(324,005)	(284,551)
Accumulated other comprehensive income (loss)		4,066	(2,235)
Total stockholders' equity		428,850	350,078
Noncontrolling interest		1,759	2,146
Total equity		430,609	352,224
Total liabilities and stockholders' equity	$	1,183,239	1,236,831

(1) The Company adopted new guidance related to its convertible notes on January 1, 2009. In connection with this adoption, the Company reclassified $9,627 to Additional Paid in Capital to reflect the equity portion of the convertible notes. The debt component is recorded net of fair value adjustments in the amount of $1,554 and $4,839 at September 30, 2009 and December 31, 2008, respectively. This adoption required retrospective application and therefore the balance sheet at December 31, 2008 has been restated, reflecting the adoption. The total principal amount outstanding was $125,000 and $164,500 as of September 30, 2009 and December 31, 2008, respectively.

INLAND REAL ESTATE CORPORATION
Consolidated Statements of Operations and Other Comprehensive Income
For the three and nine months ended September 30, 2009 and 2008 (unaudited)
(In thousands except per share data)

		Three months ended September 30, 2009	Three months ended September 30, 2008	Nine months ended September 30, 2009	Nine months ended September 30, 2008
Revenues					
Rental income	$	29,877	33,796	90,604	98,422
Tenant recoveries		10,493	12,023	33,081	39,471
Other property income		1,325	698	3,185	2,666
Fee income from unconsolidated joint ventures		678	1,252	2,514	3,282
Total revenues		42,373	47,769	129,384	143,841
Expenses:					
Property operating expenses		6,396	6,028	21,964	20,938
Real estate tax expense		8,093	8,312	23,965	24,776
Depreciation and amortization		12,407	11,444	36,243	33,770
Provision for asset impairment		2,095	-	3,918	666
General and administrative expenses		3,240	3,141	9,689	9,732
Total expenses		32,231	28,925	95,779	89,882
Operating income		10,142	18,844	33,605	53,959
Other income		876	363	1,594	3,955
Gain on sale of investment properties		-	-	341	-
Gain on sale of joint venture interest		407	288	1,773	4,263
Gain on extinguishment of debt		882	-	6,931	-
Impairment of investment securities		(156)	(1,172)	(2,660)	(3,682)
Interest expense		(8,212)	(12,163)	(26,725)	(35,331)
Income before equity in earnings (loss) of unconsolidated joint ventures, income tax benefit (expense) of taxable REIT subsidiary and discontinued operations		3,939	6,160	14,859	23,164
Income tax benefit (expense) of taxable REIT subsidiary		1,297	(116)	894	(522)
Equity in earnings (loss) on unconsolidated joint ventures		(13,454)	3,382	(15,560)	5,174
Income (loss) from continuing operations		(8,218)	9,426	193	27,816
Income (loss) from discontinued operations		(39)	(108)	2,485	1,223
Net income (loss)		(8,257)	9,318	2,678	29,039
Less: Net income attributable to the noncontrolling interest		(121)	(124)	(296)	(341)
Net income (loss) available to common stockholders		(8,378)	9,194	2,382	28,698
Other comprehensive income (expense):					
Unrealized gain (loss) on investment securities		2,446	(3,199)	3,331	(4,002)
Reversal of unrealized loss to realized loss on investment securities		156	1,172	2,660	3,682
Unrealized gain on derivative instruments		100	54	310	33
Comprehensive income (loss)	$	(5,676)	7,221	8,683	28,411
Basic and diluted earnings available to common shares per weighted average common share:					
Income (loss) from continuing operations	$	(0.10)	0.14	-	0.42
Income (loss) from discontinued operations		-	-	0.03	0.01
Net income (loss) available to common stockholders per weighted average common share – basic and diluted	$	(0.10)	0.14	0.03	0.43
Weighted average number of common shares outstanding – basic		84,292	66,136	76,454	65,938
Weighted average number of common shares outstanding – diluted		84,356	66,193	76,512	65,997

Non-GAAP Financial Measures

We consider FFO a widely accepted and appropriate measure of performance for a REIT. FFO provides a supplemental measure to compare our performance and operations to other REITs. Due to certain unique operating characteristics of real estate companies, NAREIT has promulgated a standard known as FFO, which it believes more accurately reflects the operating performance of a REIT such as ours. As defined by NAREIT, FFO means net income computed in accordance with U.S. GAAP, excluding gains (or losses) from sales of operating property, plus depreciation and amortization and after adjustments for unconsolidated partnership and joint ventures in which the REIT holds an interest. We have adopted the NAREIT definition for computing FFO. Management uses the calculation of FFO for several reasons. We use FFO in conjunction with our acquisition policy to determine investment capitalization strategy and we also use FFO to compare our performance to that of other REITs in our peer group. Additionally, FFO is used in certain employment agreements to determine incentives payable by us to certain executives, based on our performance. The calculation of FFO may vary from entity to entity since capitalization and expense policies tend to vary from entity to entity. Items that are capitalized do not impact FFO whereas items that are expensed reduce FFO. Consequently, our presentation of FFO may not be comparable to other similarly titled measures presented by other REITs. FFO does not represent cash flows from operations as defined by U.S. GAAP, it is not indicative of cash available to fund all cash flow needs and liquidity, including our ability to pay distributions and should not be considered as an alternative to net income, as determined in accordance with U.S. GAAP, for purposes of evaluating our operating performance. The following table reflects our FFO for the periods presented, reconciled to net income (loss) available to common stockholders for these periods:

	Three months ended September 30, 2009	Three months ended September 30, 2008	Nine months ended September 30, 2009	Nine months ended September 30, 2008
Net income (loss) available to common stockholders	$ (8,378)	9,194	2,382	28,698
(Gain) loss on sale of investment properties	-	16	(2,349)	(1,331)
Equity in depreciation and amortization of unconsolidated joint ventures	3,951	2,631	12,458	7,755
Amortization on in-place lease intangibles	564	1,081	2,230	2,693
Amortization on leasing commissions	283	183	1,111	690
Depreciation, net of noncontrolling interest	11,472	10,245	32,718	30,679
Funds From Operations	7,892	23,350	48,550	69,184
Gain on extinguishment of debt	(882)	-	(6,931)	-
Impairment loss, net of taxes:				
Provision for asset impairment	2,095	-	3,918	666
Impairment of investment securities	156	1,172	2,660	3,682
Equity in earnings (loss) on unconsolidated joint ventures	13,635	-	13,635	-
Provision for income taxes:				
Tax benefit related to current impairment charges, net of valuation allowance	(1,638)	-	(1,638)	-
Funds From Operations, adjusted	$ 21,258	24,522	60,194	73,532
Net income (loss) available to common stockholders per weighted average common share – basic and diluted	$ (0.10)	0.14	0.03	0.43
Funds From Operations, per common share – basic and diluted	$ 0.09	0.35	0.63	1.05
Funds From Operations, adjusted per common share – basic and diluted	$ 0.25	0.37	0.79	1.11
Weighted average number of common shares outstanding, basic	84,292	66,136	76,454	65,938
Weighted average number of common shares outstanding, diluted	84,356	66,193	76,512	65,997

EBITDA is defined as earnings (losses) from operations excluding: (1) interest expense; (2) income tax benefit or expenses; (3) depreciation and amortization expense; and (4) gains (loss) on non-operating property. We believe EBITDA is useful to us and to an investor as a supplemental measure in evaluating our operating performance because it excludes expenses that we believe may not be indicative of our operating performance. By excluding interest expense, EBITDA measures our operating performance regardless of our capital structure. By excluding depreciation and amortization expense, we believe we can more accurately assess the performance of our portfolio. Because EBITDA is calculated before recurring cash charges such as interest expense and taxes and is not adjusted for capital expenditures or other recurring cash requirements, it does not reflect the amount of capital needed to maintain our properties nor does it reflect trends in interest costs due to changes in interest rates or increases in borrowing. EBITDA should be considered only as a supplement to net earnings and may be calculated differently by other equity REITs.

	Three months ended September 30, 2009	Three months ended September 30, 2008	Nine months ended September 30, 2009	Nine months ended September 30, 2008
Income (loss) from continuing operations	$ (8,218)	9,426	193	27,816
Gain on sale of property	(846)	(273)	(1,188)	(954)
Net income attributable to noncontrolling interest	(121)	(124)	(296)	(341)
Income (loss) from discontinued operations, excluding gains	(39)	(92)	477	(108)
Income tax (benefit) expense of taxable REIT subsidiary	(1,297)	116	(894)	522
Interest expense	8,212	12,163	26,725	35,331
Interest expense associated with discontinued operations	-	118	-	487
Interest expense associated with unconsolidated joint ventures	2,813	2,016	8,676	6,066
Depreciation and amortization	12,407	11,444	36,243	33,770
Depreciation and amortization associated with discontinued operations	-	150	84	545
Depreciation and amortization associated with unconsolidated joint ventures	3,951	2,631	12,458	7,755
EBITDA	16,862	37,575	82,478	110,889
Gain on extinguishment of debt	(882)	-	(6,931)	-
Impairment of investment securities	156	1,172	2,660	3,682
Provision for asset impairment	2,095	-	3,918	666
Equity in earnings (loss) on unconsolidated joint ventures	13,635	-	13,635	-
EBITDA, adjusted	$ 31,866	38,747	95,760	115,237
Total Interest Expense	$ 11,025	14,297	35,401	41,884
EBITDA: Interest Expense Coverage Ratio	1.5x	2.6x	2.3x	2.6x
EBITDA: Interest Expense Coverage Ratio, adjusted	2.9x	2.7x	2.7x	2.8x

Inland Real Estate Corporation
Supplemental Financial Information
For the three and nine months ended September 30, 2009 and 2008
(In thousands except per share and square footage data)

Financial Highlights (1)		Three months ended September 30, 2009	Three months ended September 30, 2008	Nine months ended September 30, 2009	Nine months ended September 30, 2008
Total revenues	$	42,373	47,769	129,384	143,841
Net income (loss) available to common stockholders (1)	$	(8,378)	9,194	2,382	28,698
(Gain) loss on sale of investment properties		-	16	(2,349)	(1,331)
Equity in depreciation and amortization of unconsolidated joint ventures		3,951	2,631	12,458	7,755
Amortization on in-place leases intangibles		564	1,081	2,230	2,693
Amortization on leasing commissions		283	183	1,111	690
Depreciation, net of noncontrolling interest		11,472	10,245	32,718	30,679
Funds From Operations		7,892	23,350	48,550	69,184
Gain on extinguishment of debt		(882)	-	(6,931)	-
Impairment loss, net of taxes:					
Provision for asset impairment		2,095	-	3,918	666
Impairment of investment securities		156	1,172	2,660	3,682
Equity in earnings (loss) on unconsolidated joint ventures		13,635	-	13,635	-
Provision for income taxes:					
Tax benefit related to current impairment charges, net of valuation allowance		(1,638)	-	(1,638)	-
Funds From Operations, adjusted	$	21,258	24,522	60,194	73,532
Net income (loss) available to common stockholders per weighted average common share – basic and diluted	$	(0.10)	0.14	0.03	0.44
Funds From Operations per weighted average common share – basic and diluted	$	0.09	0.35	0.63	1.05
Funds From Operations, adjusted per common share – basic and diluted	$	0.25	0.37	0.79	1.11
Distributions Declared	$	12,021	16,218	41,836	48,509
Distributions Per Common Share	$	0.14	0.25	0.55	0.74
Distributions / Funds From Operations Payout Ratio, adjusted		56.5%	66.1%	69.5%	66.0%
Weighted Average Commons Shares Outstanding, Diluted		84,356	66,193	76,512	65,997

		As of September 30, 2009	As of September 30, 2008
Total Assets	$	1,183,239	1,324,333

General and Administrative Expenses		Three months ended September 30, 2009	Three months ended September 30, 2008	Nine months ended September 30, 2009	Nine months ended September 30, 2008
General and Administrative Expenses (G&A)	$	3,240	3,141	9,689	9,732
G&A Expenses as a Percentage of Total Revenue		7.6%	6.6%	7.5%	6.8%
Annualized G&A Expenses as a Percentage of Total Assets		1.10%	0.95%	1.09%	0.98%

(1) See detailed pages for reconciliation of non-GAAP financial information to the most comparable GAAP measures.

Inland Real Estate Corporation
Supplemental Financial Information
For the three and nine months ended September 30, 2009 and 2008
(In thousands except per share and square footage data)

Net Operating Income (1)	Three months ended September 30, 2009	Three months ended September 30, 2008	Nine months ended September 30, 2009	Nine months ended September 30, 2008
Net Operating Income (NOI) (Cash basis)	$ 28,840	33,160	85,577	96,380
Same Store Net Operating Income (Cash basis)	$ 28,846	30,510	85,468	91,866
Same Store NOI Percentage Change Over Prior Year Period	-5.5%		-7.0%	

Consolidated Occupancy	As of September 30, 2009	As of June 30, 2009	As of September 30, 2008
Leased Occupancy (2)	93.3%	92.4%	94.6%
Financial Occupancy (3)	92.5%	91.2%	94.4%
Same Store Financial Occupancy	92.5%	91.2%	94.4%

Unconsolidated Occupancy	As of September 30, 2009	As of June 30, 2009	As of September 30, 2008
Leased Occupancy (2)	96.2%	94.5%	95.4%
Financial Occupancy (3)	95.6%	94.0%	92.6%

Total Occupancy	As of September 30, 2009	As of June 30, 2009	As of September 30, 2008
Leased Occupancy (2)	94.1%	92.9%	94.8%
Financial Occupancy (3)	93.3%	91.9%	94.0%

Capitalization	As of September 30, 2009	As of September 30, 2008
Total Shares Outstanding	$ 84,399	66,253
Closing Price Per Share	8.76	15.69
Equity Market Capitalization	739,335	1,039,510
Total Debt (4)	953,462	1,136,872
Total Market Capitalization	$ 1,692,797	2,176,832
Debt to Total Market Capitalization	56.3%	52.2%

(1) Same store net operating income is considered a non-GAAP financial measure because it does not include straight-line rental income, amortization of intangible leases, interest, depreciation, amortization, bad debt and general and administrative expenses.

(2) Leased occupancy is defined as the percentage of total gross leasable area for which there is a signed lease regardless of whether the tenant is currently obligated to pay rent under their lease agreement.

(3) Financial occupancy is defined as the percentage of total gross leasable area for which a tenant is obligated to pay rent under the terms of its lease agreement, regardless of the actual use or occupation by that tenant of the area being leased.

(4) Includes pro-rata share of unconsolidated joint venture debt and full face value of convertible notes.

Inland Real Estate Corporation
Supplemental Financial Information
For the three and nine months ended September 30, 2009 and 2008
(In thousands except per share and square footage data)

Funds From Operations and Other Information

We consider FFO a widely accepted and appropriate measure of performance for a REIT. FFO provides a supplemental measure to compare our performance and operations to other REITs. Due to certain unique operating characteristics of real estate companies, NAREIT has promulgated a standard known as FFO, which it believes more accurately reflects the operating performance of a REIT such as ours. As defined by NAREIT, FFO means net income computed in accordance with U.S. GAAP, excluding gains (or losses) from sales of operating property, plus depreciation and amortization and after adjustments for unconsolidated partnership and joint ventures in which the REIT holds an interest. We have adopted the NAREIT definition for computing FFO. Management uses the calculation of FFO for several reasons. We use FFO in conjunction with our acquisition policy to determine investment capitalization strategy and we also use FFO to compare our performance to that of other REITs in our peer group. Additionally, FFO is used in certain employment agreements to determine incentives payable by us to certain executives, based on our performance. The calculation of FFO may vary from entity to entity since capitalization and expense policies tend to vary from entity to entity. Items that are capitalized do not impact FFO whereas items that are expensed reduce FFO. Consequently, our presentation of FFO may not be comparable to other similarly titled measures presented by other REITs. FFO does not represent cash flows from operations as defined by U.S. GAAP, it is not indicative of cash available to fund all cash flow needs and liquidity, including our ability to pay distributions and should not be considered as an alternative to net income, as determined in accordance with U.S. GAAP, for purposes of evaluating our operating performance. The following table reflects our FFO for the periods presented, reconciled to net income (loss) available to common stockholders for these periods:

	Three months ended September 30, 2009	Three months ended September 30, 2008	Nine months ended September 30, 2009	Nine months ended September 30, 2008
Net income (loss) available to common stockholders	$ (8,378)	9,194	2,382	28,698
(Gain) loss on sale of investment properties	-	16	(2,349)	(1,331)
Equity in depreciation and amortization of unconsolidated joint ventures	3,951	2,631	12,458	7,755
Amortization on in-place lease intangibles	564	1,081	2,230	2,693
Amortization on leasing commissions	283	183	1,111	690
Depreciation, net of noncontrolling interest	11,472	10,245	32,718	30,679
Funds From Operations	7,892	23,350	48,550	69,184
Gain on extinguishment of debt	(882)	-	(6,931)	-
Impairment loss, net of taxes:				
Provision for asset impairment	2,095	-	3,918	666
Impairment of investment securities	156	1,172	2,660	3,682
Equity in earnings (loss) on unconsolidated joint ventures	13,635	-	13,635	-
Provision for income taxes:				
Tax benefit related to current impairment charges, net of valuation allowance	(1,638)	-	(1,638)	-
Funds From Operations, adjusted	$ 21,258	24,522	60,194	73,532
Net income (loss) available to common stockholders per weighted average common share – basic and diluted	$ (0.10)	0.14	0.03	0.44
Funds From Operations, per common share – basic and diluted	$ 0.09	0.35	0.63	1.05
Funds From Operations, adjusted per common share – basic and diluted	$ 0.25	0.37	0.79	1.11
Weighted average number of common shares outstanding, basic	84,292	66,136	76,454	65,938
Weighted average number of common shares outstanding, diluted	84,356	66,193	76,512	65,997

Inland Real Estate Corporation
Supplemental Financial Information
For the three and nine months ended September 30, 2009 and 2008
(In thousands except per share and square footage data)

	Three months ended September 30, 2009	Three months ended September 30, 2008	Nine months ended September 30, 2009	Nine months ended September 30, 2008
Additional Information				
Straight-line rents	$ (122)	(212)	(562)	(154)
Amortization of above and below market rents	20	48	63	127
Amortization of deferred financing fees	725	550	2,238	1,635
Stock based compensation expense	157	114	340	246
Capital Expenditures				
Maintenance / non-revenue generating cap ex				
Building / Site improvements	$ 2,567	3,336	3,860	5,184
Non-maintenance / revenue generating cap ex				
Tenant improvements	2,881	1,765	7,525	4,503
Leasing commissions	1,132	528	1,744	1,144

(In thousands except per share and square footage data)

Consolidated Debt Schedule

The Company's mortgages payable are secured by certain of its investment properties and consist of the following at September 30, 2009:

Fixed rate debt

Mortgagee/Servicer	Interest Rate at September 30, 2009	Maturity Date		Balance at September 30, 2009	Percent of Total Debt
Allstate Life Insurance	5.19%	08/2012		36,200	5.17%
Allstate Life Insurance	5.27%	11/2012		12,500	1.78%
Allstate Life Insurance	5.27%	12/2012		7,000	1.00%
Allstate Life Insurance	5.27%	12/2012		11,000	1.57%
Archon Financial	4.88%	01/2011		30,720	4.39%
Bank of America	5.52%	04/2010		13,550	1.93%
Bank of America	5.01%	10/2010		6,185	0.88%
Bank of America	4.11%	06/2011		5,510	0.79%
Bank of America	4.88%	11/2011		21,750	3.11%
John Hancock Life Insurance (1)	7.65%	01/2018		11,545	1.65%
JP Morgan Chase Bank (1)	5.17%	04/2014		17,432	2.49%
Key Bank	5.00%	10/2010		7,500	1.07%
MetLife Insurance Company	4.71%	12/2010		20,100	2.87%
Nomura Credit	5.02%	08/2011		8,800	1.26%
Principal Life Insurance	5.25%	10/2009		7,400	1.06%
Principal Life Insurance	3.99%	06/2010		32,930	4.70%
Principal Life Insurance	5.05%	01/2014		16,250	2.32%
Principal Real Estate	5.05%	04/2014		8,750	1.25%
Prudential Asset Resource (1)	5.83%	12/2014		5,623	0.80%
Wells Fargo	5.14%	04/2010		11,125	1.59%
Wells Fargo	5.01%	04/2010		15,300	2.18%
Wells Fargo	5.17%	04/2010		23,690	3.38%
Wells Fargo	5.01%	10/2010		1,700	0.24%
Wells Fargo	4.11%	06/2011		882	0.13%
Wells Fargo	4.11%	06/2011		32,338	4.62%
Total/Weighted Average Fixed Rate Secured	4.97%			365,780	52.23%
Convertible Notes (2)	4.63%	11/2011		125,000	17.85%
Total/Weighted Average Fixed Rate	4.88%		$	490,780	70.08%

Inland Real Estate Corporation
Supplemental Financial Information
As of September 30, 2009
(In thousands except per share and square footage data)

Variable rate debt

Mortgagee/Servicer	Interest Rate at September 30, 2009	Maturity Date	Balance at September 30, 2009	Percent of Total Debt
Allstate Life Insurance	1.66%	07/2010	$ 10,654	1.52%
Allstate Life Insurance	1.16%	12/2010	7,833	1.12%
Bank of America	1.66%	04/2010	2,400	0.34%
Bank of America	1.66%	04/2010	2,468	0.35%
Bank of America	1.66%	06/2010	2,732	0.39%
Bank of America	1.66%	06/2010	2,255	0.32%
Bank of America	0.73%	12/2014	6,200	0.89%
Total/Weighted Average Variable Rate Secured	1.38%		34,542	4.93%
Line of Credit Facility	2.19%	04/2011	35,000	5.00%
Term Loan	2.25%	09/2010	140,000	19.99%
Total/Weighted Average Variable Rate	2.10%		209,542	29.92%
Total/Weighted Average Debt	4.05%		$ 700,322	100.00%

(1) These loans require payments of principal and interest monthly; all other loans listed are interest only.
(2) Total convertible notes reflects the total principal amount outstanding. The consolidated balance sheet is presented net of a fair value adjustment of $1,554.

(In thousands except per share and square footage data)

Summary of Consolidated Debt

Schedule of Maturities by Year (1):		Scheduled Principal Payments	Mortgage Loan Maturities	Unsecured Maturities (2)	Total	Total Weighted Average Rate (3)	Percent of Total Debt
2009	$	161	7,400	-	7,561	5.25%	1.08%
2010		637	160,422	140,000	301,059	3.30%	42.99%
2011 (4)		676	100,000	160,000	260,676	4.29%	37.22%
2012		715	66,700	-	67,415	5.23%	9.63%
2013		763	-	-	763	-	0.11%
2014		471	52,013	-	52,484	4.68%	7.49%
2015		284	-	-	284	-	0.04%
2016		306	-	-	306	-	0.04%
2017		302	-	-	302	-	0.04%
2018		-	9,472	-	9,472	7.65%	1.36%
Total	$	4,315	396,007	300,000	700,322	4.05%	100.00%

Total Debt Outstanding		September 30, 2009
Mortgage loans payable:		
Fixed rate secured loans	$	365,780
Variable rate secured loans		34,542
Unsecured fixed rate convertible notes (d)		125,000
Unsecured line of credit facility and term loan		175,000
Total	$	700,322

Percentage of Total Debt:	September 30, 2009
Fixed rate loans	70.08%
Variable rate loans	29.92%

Current Average Interest Rates (3):	September 30, 2009
Fixed rate loans	4.88%
Variable rate loans	2.10%
Total weighted average interest rate	4.05%

(1) Excludes extension periods
(2) Includes unsecured convertible notes, line of credit facility and term loan.
(3) Interest rates are as of September 30, 2009 and exclude the impact of deferred loan fee amortization.
(4) Total convertible notes reflects the total principal amount outstanding. The consolidated balance sheet is presented net of a fair value adjustment of $1,554

(In thousands except per share and square footage data)

Significant Retail Tenants (Consolidated) (1)

Tenant Name	Number of Stores		Annual Base Rent	Percentage of Annual Base Rent	GLA Square Feet	Percentage of Total Square Footage
Supervalu, Inc.	11	$	6,808	5.72%	693,129	6.58%
Dominick's Finer Foods	7		5,501	4.62%	464,560	4.41%
Carmax	2		4,021	3.38%	187,851	1.78%
Roundy's	6		3,879	3.26%	377,635	3.59%
PetsMart	9		2,905	2.44%	216,624	2.06%
Kroger	5		2,679	2.25%	307,000	2.92%
Best Buy	4		2,424	2.04%	183,757	1.75%
TJX Companies, Inc. (2)	8		2,065	1.74%	265,577	2.52%
Office Depot	8		1,970	1.66%	177,732	1.69%
The Sports Authority	3		1,851	1.56%	130,963	1.24%
OfficeMax	5		1,605	1.35%	130,636	1.24%
Michael’s	6		1,490	1.25%	130,165	1.24%
Kohl’s	2		1,468	1.23%	169,584	1.61%
Staples	5		1,461	1.23%	112,728	1.07%
Barnes & Noble	3		1,315	1.11%	67,988	0.65%
Home Depot	1		1,243	1.04%	113,000	1.07%
JoAnn Fabrics	5		1,232	1.04%	128,478	1.22%
Total		$	43,917	36.92%	3,857,407	36.64%

Significant Retail Tenants (Unconsolidated) (1)

Tenant Name	Number of Stores		Annual Base Rent	Percentage of Annual Base Rent	GLA Square Feet	Percentage of Total Square Footage
Supervalu, Inc.	5	$	4,049	8.47%	338,983	9.25%
TJX Companies, Inc. (2)	5		1,633	3.42%	153,715	4.19%
Dick's	2		1,553	3.25%	165,000	4.50%
Regal Cinemas	1		1,210	2.54%	73,000	1.99%
Hobby Lobby	1		1,015	2.13%	56,390	1.54%
The Gap	4		986	2.07%	67,965	1.85%
REI (Recreational Equipment Inc)	1		971	2.03%	25,550	0.70%
Bed, Bath and Beyond	2		810	1.70%	91,435	2.49%
Retail Ventures, Inc (DSW Warehouse)	2		764	1.61%	49,699	1.36%
Dominick's Finer Foods	1		726	1.52%	63,111	1.72%
Food 4 Less	1		683	1.43%	63,743	1.74%
Roundy’s	1		649	1.36%	55,990	1.53%
PetsMart	2		632	1.32%	50,514	1.38%
Harlem Furniture	1		628	1.32%	27,932	0.76%
Border’s Books & Music	2		502	1.05%	45,370	1.24%
The Sports Authority	1		489	1.03%	44,495	1.21%
Total		$	17,300	36.25%	1,372,892	37.45%

(1) Significant tenants are tenants that represent 1% or more of our annual base rent
(2) Includes TJ Maxx, Marshall’s, and A.J. Wright Stores

(In thousands except per share and square footage data)

Significant Retail Tenants (Total) (1)

Tenant Name	Number of Stores	Annual Base Rent	Percentage of Annual Base Rent	GLA Square Feet	Percentage of Total Square Footage
Supervalu, Inc.	16	$ 10,857	6.51%	1,032,112	7.27%
Dominick's Finer Foods	8	6,227	3.74%	527,671	3.72%
Roundy’s	7	4,528	2.72%	433,625	3.06%
Carmax	2	4,021	2.41%	187,851	1.32%
TJX Companies, Inc. (2)	13	3,698	2.22%	419,292	2.95%
PetsMart	11	3,537	2.12%	267,138	1.88%
Kroger	6	3,362	2.02%	370,743	2.61%
Best Buy	4	2,424	1.45%	183,757	1.29%
The Sports Authority	4	2,340	1.40%	175,458	1.24%
Office Depot	9	2,277	1.37%	199,188	1.40%
The GAP	8	1,912	1.15%	136,420	0.96%
Retail Ventures, Inc (DSW Warehouse)	4	1,876	1.13%	95,915	0.68%
OfficeMax	6	1,801	1.08%	144,596	1.02%
Michael’s	7	1,719	1.03%	149,908	1.06%
Total		$ 50,579	30.35%	4,323,674	30.46%

(1) Significant tenants are tenants that represent 1% or more of our annual base rent
(2) Includes TJ Maxx, Marshall’s, and A.J. Wright Stores

(In thousands except per share and square footage data)

Lease Expiration Analysis
(Consolidated)

Lease Expiration Year	Number of Leases Expiring	GLA Under Expiring Leases (Sq.Ft.)	Percent of Total Leased GLA	Total Annualized Base Rent ($) (2)	Percent of Total Annualized Base Rent (%)	Annualized Base Rent ($/Sq.Ft.) (3)
ALL ANCHOR LEASES (1)						
M-T-M	2	35,606	0.37%	$ 178	0.14%	$ 5.00
2009	9	208,163	2.14%	625	0.51%	3.00
2010	10	179,440	1.84%	1,678	1.37%	9.35
2011	26	722,382	7.42%	7,268	5.92%	10.06
2012	26	610,964	6.28%	6,396	5.21%	10.47
2013	31	833,543	8.56%	8,063	6.56%	9.67
2014	23	844,707	8.68%	9,325	7.59%	11.04
2015	17	449,272	4.62%	4,821	3.92%	10.73
2016	7	153,760	1.58%	2,282	1.86%	14.84
2017	16	777,819	7.99%	8,676	7.06%	11.15
2018+	48	2,382,114	24.47%	27,048	22.02%	11.35
TOTAL/WEIGHTED AVERAGE	215	7,197,770	73.95%	$ 76,360	62.16%	$ 10.61
ALL NON-ANCHOR LEASES						
M-T-M	7	18,528	0.19%	$ 243	0.20%	$ 13.12
2009	60	142,106	1.46%	2,491	2.03%	17.53
2010	154	366,119	3.76%	6,980	5.68%	19.06
2011	140	382,344	3.93%	6,441	5.24%	16.85
2012	178	444,290	4.56%	8,334	6.78%	18.76
2013	161	444,464	4.57%	8,241	6.71%	18.54
2014	105	293,523	3.02%	4,740	3.86%	16.15
2015	37	111,616	1.15%	2,260	1.84%	20.25
2016	18	64,176	0.66%	1,334	1.08%	20.79
2017	14	67,312	0.69%	1,073	0.87%	15.94
2018+	51	200,868	2.06%	4,364	3.55%	21.73
TOTAL/WEIGHTED AVERAGE	925	2,535,346	26.05%	$ 46,501	37.84%	$ 18.34
ALL LEASES						
M-T-M	9	54,134	0.56%	$ 421	0.34%	$ 7.78
2009	69	350,269	3.60%	3,116	2.54%	8.90
2010	164	545,559	5.60%	8,658	7.05%	15.87
2011	166	1,104,726	11.35%	13,709	11.16%	12.41
2012	204	1,055,254	10.84%	14,730	11.99%	13.96
2013	192	1,278,007	13.13%	16,304	13.27%	12.76
2014	128	1,138,230	11.70%	14,065	11.45%	12.36
2015	54	560,888	5.77%	7,081	5.76%	12.62
2016	25	217,936	2.24%	3,616	2.94%	16.59
2017	30	845,131	8.68%	9,749	7.93%	11.54
2018+	99	2,582,982	26.53%	31,412	25.57%	12.16
TOTAL/WEIGHTED AVERAGE	1,140	9,733,116	100.00%	$ 122,861	100.00%	$ 12.62

(1) The Company defines anchors as single tenants which lease 10,000 or more square feet. Non-anchors are defined as tenants which lease less than 10,000 square feet.
(2) Annualized base rent for all leases in-place at report date are determined by annualizing current monthly base rents in-place.
(3) Annualized base rent divided by gross leasable area as of report date.

Inland Real Estate Corporation
Supplemental Financial Information
As of September 30, 2009
(In thousands except per share and square footage data)

Lease Expiration Analysis
(Unconsolidated)

Lease Expiration Year	Number of Leases Expiring	GLA Under Expiring Leases (Sq.Ft.)	Percent of Total Leased GLA	Total Annualized Base Rent ($) (3)	Percent of Total Annualized Base Rent (%)	Annualized Base Rent ($/Sq.Ft.) (4)
ALL ANCHOR LEASES (1) (2)						
2009	1	34,188	0.98%	28	0.06%	0.82
2010	5	133,091	3.80%	1,023	2.06%	7.69
2011	5	164,097	4.69%	1,420	2.86%	8.65
2012	3	105,112	3.00%	1,465	2.95%	13.94
2013	5	147,025	4.20%	1,911	3.85%	13.00
2014	9	250,982	7.17%	2,743	5.52%	10.93
2015	5	155,893	4.45%	1,831	3.68%	11.75
2016	4	134,593	3.84%	1,105	2.22%	8.21
2017	3	50,181	1.43%	832	1.67%	16.58
2018+	23	1,673,065	47.76%	22,228	44.73%	13.29
TOTAL/WEIGHTED AVERAGE	63	2,848,227	81.32%	$ 34,586	69.60%	$ 12.14
ALL NON-ANCHOR LEASES (1)						
2009	14	35,551	1.01%	$ 564	1.13%	$ 15.86
2010	46	112,640	3.22%	2,350	4.73%	20.86
2011	21	64,150	1.83%	1,339	2.69%	20.87
2012	27	63,437	1.81%	1,469	2.96%	23.16
2013	20	52,569	1.50%	1,247	2.51%	23.72
2014	38	131,459	3.75%	2,908	5.85%	22.12
2015	18	75,682	2.16%	1,674	3.37%	22.12
2016	12	46,086	1.32%	1,214	2.44%	26.34
2017	3	17,033	0.49%	502	1.01%	29.47
2018+	13	55,766	1.59%	1,842	3.71%	33.03
TOTAL/WEIGHTED AVERAGE	212	654,373	18.68%	$ 15,109	30.40%	$ 23.09
ALL LEASES						
2009	15	69,739	1.99%	$ 592	1.19%	$ 8.49
2010	51	245,731	7.02%	3,373	6.79%	13.73
2011	26	228,247	6.52%	2,759	5.55%	12.09
2012	30	168,549	4.81%	2,934	5.91%	17.41
2013	25	199,594	5.70%	3,158	6.36%	15.82
2014	47	382,441	10.92%	5,651	11.37%	14.78
2015	23	231,575	6.61%	3,505	7.05%	15.14
2016	16	180,679	5.16%	2,319	4.66%	12.83
2017	6	67,214	1.92%	1,334	2.68%	19.85
2018+	36	1,728,831	49.35%	24,070	48.44%	13.92
TOTAL/WEIGHTED AVERAGE	275	3,502,600	100.00%	$ 49,695	100.00%	$ 14.19

(1) Includes leases expiring on unconsolidated property owned in a joint venture.
(2) The Company defines anchors as single tenants which lease 10,000 or more square feet. Non-anchors are defined as tenants which lease less than 10,000 square feet.
(3) Annualized base rent for all leases in-place at report date are determined by annualizing current monthly base rents in-place.
(4) Annualized base rent divided by gross leasable area as of report date.

Inland Real Estate Corporation
Supplemental Financial Information
As of September 30, 2009
(In thousands except per share and square footage data)

Lease Expiration Analysis
(Total)

Lease Expiration Year	Number of Leases Expiring	GLA Under Expiring Leases (Sq.Ft.)	Percent of Total Leased GLA	Total Annualized Base Rent ($) (3)	Percent of Total Annualized Base Rent (%)	Annualized Base Rent ($/Sq.Ft.) (4)
ALL ANCHOR LEASES (1)						
M-T-M	2	35,606	0.27%	$ 178	0.10%	$ 5.00
2009	10	242,351	1.83%	653	0.38%	2.69
2010	15	312,531	2.36%	2,702	1.57%	8.65
2011	31	886,479	6.70%	8,689	5.04%	9.80
2012	29	716,076	5.41%	7,861	4.56%	10.98
2013	36	980,568	7.41%	9,974	5.78%	10.17
2014	32	1,095,689	8.28%	12,067	6.99%	11.01
2015	22	605,165	4.57%	6,652	3.85%	10.99
2016	11	288,353	2.18%	3,387	1.96%	11.75
2017	19	828,000	6.25%	9,508	5.51%	11.48
2018+	71	4,055,179	30.64%	49,275	28.56%	12.15
TOTAL/WEIGHTED AVERAGE	278	10,045,997	75.90%	$ 110,946	64.30%	$ 11.04
ALL NON-ANCHOR LEASES (1)						
M-T-M	7	18,528	0.14%	$ 244	0.14%	$ 13.17
2009	74	177,657	1.34%	3,056	1.77%	17.20
2010	200	478,759	3.62%	9,330	5.41%	19.49
2011	161	446,494	3.37%	7,780	4.51%	17.42
2012	205	507,727	3.84%	9,803	5.68%	19.31
2013	181	497,033	3.75%	9,488	5.50%	19.09
2014	143	424,982	3.21%	7,648	4.43%	18.00
2015	55	187,298	1.42%	3,933	2.28%	21.00
2016	30	110,262	0.83%	2,548	1.48%	23.11
2017	17	84,345	0.64%	1,575	0.91%	18.67
2018+	64	256,634	1.94%	6,205	3.59%	24.18
TOTAL/WEIGHTED AVERAGE	1,137	3,189,719	24.10%	$ 61,610	35.70%	$ 19.32
ALL LEASES						
M-T-M	9	54,134	0.41%	$ 422	0.24%	$ 7.80
2009	84	420,008	3.17%	3,709	2.15%	8.83
2010	215	791,290	5.98%	12,032	6.98%	15.21
2011	192	1,332,973	10.07%	16,469	9.55%	12.36
2012	234	1,223,803	9.25%	17,664	10.24%	14.43
2013	217	1,477,601	11.16%	19,462	11.28%	13.17
2014	175	1,520,671	11.49%	19,715	11.42%	12.96
2015	77	792,463	5.99%	10,585	6.13%	13.36
2016	41	398,615	3.01%	5,935	3.44%	14.89
2017	36	912,345	6.89%	11,083	6.42%	12.15
2018+	135	4,311,813	32.58%	55,480	32.15%	12.87
TOTAL/WEIGHTED AVERAGE	1,415	13,235,716	100.00%	$ 172,556	100.00%	$ 13.04

(1) Includes leases expiring on unconsolidated property owned in a joint venture.
(2) The Company defines anchors as single tenants which lease 10,000 or more square feet. Non-anchors are defined as tenants which lease less than 10,000 square feet.
(3) Annualized base rent for all leases in-place at report date are determined by annualizing current monthly base rents in-place.
(4) Annualized base rent divided by gross leasable area as of report date.

Inland Real Estate Corporation
Supplemental Financial Information
For the three and nine months ended September 30, 2009
(In thousands except per share and square footage data)

Leasing Activity (Cash Basis)
New Lease Summary
(Consolidated)

	Number	GLA	Total Former Average Base Rent		Total New Average Base Rent		Increase/(Decrease)		
---	---	---	---	---	---	---	Total Dollar		Percent
1Q2009	13	47,547	$	494	$	543	$	49	9.9%
per square foot			$	10.39	$	11.42	$	1.03	
2Q2009	17	72,013	$	1,010	$	1,076	$	66	6.5%
per square foot			$	14.02	$	14.94	$	0.92	
3Q2009	27	122,092	$	2,074	$	1,531	$	(543)	-26.2%
per square foot			$	16.99	$	12.54	$	(4.45)	
2009 Total	57	241,652	$	3,578	$	3,150	$	(428)	-12.0%
per square foot			$	14.81	$	13.04	$	(1.77)	

Renewal Lease Summary

	Number	GLA	Total Former Average Base Rent		Total New Average Base Rent		Increase/(Decrease)		
---	---	---	---	---	---	---	Total Dollar		Percent
1Q2009	44	198,061	$	2,240	$	2,288	$	48	2.1%
per square foot			$	11.31	$	11.55	$	0.24	
2Q2009	44	268,882	$	2,954	$	2,949	$	(5)	-0.2%
per square foot			$	10.99	$	10.97	$	(0.02)	
3Q2009	50	347,310	$	3,904	$	4,084	$	180	4.6%
per square foot			$	11.24	$	11.76	$	0.52	
2009 Total	138	814,253	$	9,098	$	9,321	$	223	2.5%
per square foot			$	11.17	$	11.44	$	0.27	

Renewal leases include expiring leases renewed with the same tenant and the exercise of options. All other leases are categorized as new.

Inland Real Estate Corporation
Supplemental Financial Information
For the three and nine months ended September 30, 2009
(In thousands except per share and square footage data)

Leasing Activity (Cash Basis)
Non-Comparable Lease Summary
 (Consolidated)

	Number	GLA	Total Former Average Base Rent		Total New Average Base Rent
1Q2009	1	5,482	$	- $	52
per square foot			$	- $	9.49
2Q2009	1	3,100	$	- $	38
per square foot			$	- $	12.26
3Q2009	1	11,722	$	- $	222
per square foot			$	- $	18.94
2009 Total	3	20,304	$	- $	312
per square foot			$	- $	15.37

Non-comparable leases represent leases signed for which there was no former tenant, or expansion square footage for leases rolling over for which there was no former tenant.

Inland Real Estate Corporation
Supplemental Financial Information
For the three and nine months ended September 30, 2009
(In thousands except per share and square footage data)

Leasing Activity (Cash Basis) (1)

New Lease Summary
(Unconsolidated)

	Number	GLA		Total Former Average Base Rent		Total New Average Base Rent		Increase/(Decrease) Total Dollar		Percent
1Q2009	1	1,215	$	24	$	21	$	(3)		-12.5%
per square foot			$	19.75	$	17.28	$	(2.47)		
2Q2009	3	64,097	$	1,272	$	1,099	$	(173)		-13.6%
per square foot			$	19.84	$	17.14	$	(2.70)		
3Q2009	6	24,612	$	592	$	455	$	(137)		-23.1%
per square foot			$	24.05	$	18.49	$	(5.56)		
2009 Total	10	89,924	$	1,888	$	1,575	$	(313)		-16.6%
per square foot			$	20.99	$	17.51	$	(3.48)		

Renewal Lease Summary

	Number	GLA		Total Former Average Base Rent		Total New Average Base Rent		Increase/(Decrease) Total Dollar		Percent
1Q2009	4	7,284	$	115	$	131	$	16		13.9%
per square foot			$	15.79	$	17.99	$	2.20		
2Q2009	8	15,252	$	284	$	363	$	79		27.8%
per square foot			$	18.62	$	23.80	$	5.18		
3Q2009	6	46,553	$	618	$	624	$	6		1.0%
per square foot			$	13.27	$	13.40	$	0.13		
2009 Total	18	69,089	$	1,017	$	1,118	$	101		9.9%
per square foot			$	14.72	$	16.18	$	1.46		

Renewal leases include expiring leases renewed with the same tenant and the exercise of options. All other leases are categorized as new.

Inland Real Estate Corporation
Supplemental Financial Information
For the three and nine months ended September 30, 2009
(In thousands except per share and square footage data)

Leasing Activity (Cash Basis) (1)

Non-Comparable Lease Summary
(Unconsolidated)

	Number	GLA	Total Former Average Base Rent		Total New Average Base Rent	
1Q2009	2	16,650	$	-	$	142
per square foot			$	-	$	8.53
2Q2009	1	1,832	$	-	$	39
per square foot			$	-	$	21.29
3Q2009	-	-	$	-	$	-
per square foot			$	-	$	-
2009 Total	3	18,482	$	-	$	181
per square foot			$	-	$	9.79

Non-comparable leases represent leases signed for which there was no former tenant, or expansion square footage for leases rolling over for which there was no former tenant.

(1) Includes leasing activity on unconsolidated properties owned in joint ventures.

Inland Real Estate Corporation
Supplemental Financial Information
For the three and nine months ended September 30, 2009
(In thousands except per share and square footage data)

Leasing Activity (Cash Basis) (1)
New Lease Summary
(Total)

	Number	GLA		Total Former Average Base Rent		Total New Average Base Rent		Increase/(Decrease)		
								Total Dollar		Percent
1Q2009	14	48,762	$	518	$	564	$	46		8.9%
per square foot			$	10.62	$	11.56	$	0.94		
2Q2009	20	136,110	$	2,282	$	2,175	$	(107)		-4.7%
per square foot			$	16.77	$	15.98	$	(0.79)		
3Q2009	33	146,704	$	2,666	$	1,986	$	(680)		-25.5%
per square foot			$	18.17	$	13.54	$	(4.63)		
2009 Total	67	331,576	$	5,466	$	4,725	$	(741)		-13.6%
per square foot			$	16.48	$	14.25	$	(2.23)		

Renewal Lease Summary

	Number	GLA		Total Former Average Base Rent		Total New Average Base Rent		Increase/(Decrease)		
								Total Dollar		Percent
1Q2009	48	205,345	$	2,355	$	2,419	$	64		2.7%
per square foot			$	11.47	$	11.78	$	0.31		
2Q2009	52	284,134	$	3,238	$	3,312	$	74		2.3%
per square foot			$	11.40	$	11.66	$	0.26		
3Q2009	56	393,863	$	4,522	$	4,708	$	186		4.1%
per square foot			$	11.48	$	11.95	$	0.47		
2009 Total	156	883,342	$	10,115	$	10,439	$	324		3.2%
per square foot			$	11.45	$	11.82	$	0.37		

Renewal leases include expiring leases renewed with the same tenant and the exercise of options. All other leases are categorized as new.

Inland Real Estate Corporation
Supplemental Financial Information
For the three and nine months ended September 30, 2009
(In thousands except per share and square footage data)

Leasing Activity (Cash Basis) (1)
Non-Comparable Lease Summary
(Total)

	Number	GLA	Total Former Average Base Rent		Total New Average Base Rent
1Q2009	3	22,132	$ -	$	194
per square foot			$ -	$	8.77
2Q2009	2	4,932	$ -	$	77
per square foot			$ -	$	15.61
3Q2009	1	11,722	$ -	$	222
per square foot			$ -	$	18.94
2009 Total	6	38,786	$ -	$	493
per square foot			$ -	$	12.71

Non-comparable leases represent leases signed for which there was no former tenant, or expansion square footage for leases rolling over for which there was no former tenant.

(1) Includes leasing activity on unconsolidated properties owned in joint ventures.

Inland Real Estate Corporation
Supplemental Financial Information
For the three months ended September 30, 2009
(In thousands except per share and square footage data)

3rd Quarter 2009 Leasing Activity
(Consolidated)

New Leases		Non-Anchors (1)	Anchors (1)	Total
Number of Leases		26	1	27
Gross Leasable Area (Sq.Ft.)		89,992	32,100	122,092
Base Rent/Sq.Ft. ($/Sq.Ft.)	$	15.05	5.50	12.54

Renewals		Non-Anchors	Anchors	Total
Number of Leases		44	6	50
Gross Leasable Area (Sq.Ft.)		114,794	232,516	347,310
Base Rent/Sq.Ft. ($/Sq.Ft.)	$	17.13	9.11	11.76

Non-Comparable Leases (2)		Non-Anchors	Anchors	Total
Number of Leases		-	1	1
Gross Leasable Area (Sq.Ft.)		-	11,722	11,722
Base Rent/Sq.Ft. ($/Sq.Ft.)	$	-	18.94	18.94

Total New, Renewal and Non-Comparable Leases		Non-Anchors	Anchors	Total
Number of Leases		70	8	78
Gross Leasable Area (Sq.Ft.)		204,786	276,338	481,124
Base Rent/Sq.Ft. ($/Sq.Ft.)	$	16.22	9.11	12.13

(1) The Company defines anchors as single tenants which lease 10,000 or more square feet. Non-anchors are defined as tenants which lease less than 10,000 square feet.
(2) Non-comparable leases represent leases signed for which there was no former tenant, or expansion square footage for leases rolling over for which there was no former tenant.

Inland Real Estate Corporation
Supplemental Financial Information
For the three months ended September 30, 2009
(In thousands except per share and square footage data)

3rd Quarter 2009 Leasing Activity (1)
(Unconsolidated)

New Leases		Non-Anchors (2)	Anchors (2)	Total
Number of Leases		6	-	6
Gross Leasable Area (Sq.Ft.)		24,612	-	24,612
Base Rent/Sq.Ft. ($/Sq.Ft.)	$	18.49	-	18.49

Renewals		Non-Anchors	Anchors	Total
Number of Leases		5	1	6
Gross Leasable Area (Sq.Ft.)		20,696	25,857	46,553
Base Rent/Sq.Ft. ($/Sq.Ft.)	$	17.97	9.75	13.40

Non-Comparable Leases (3)		Non-Anchors	Anchors	Total
Number of Leases		-	-	-
Gross Leasable Area (Sq.Ft.)		-	-	-
Base Rent/Sq.Ft. ($/Sq.Ft.)	$	-	-	-

Total New, Renewal and Non-Comparable Leases		Non-Anchors	Anchors	Total
Number of Leases		11	1	12
Gross Leasable Area (Sq.Ft.)		45,308	25,857	71,165
Base Rent/Sq.Ft. ($/Sq.Ft.)	$	18.25	9.75	15.16

(1) Includes leasing activity on unconsolidated properties owned in joint ventures.
(2) The Company defines anchors as single tenants which lease 10,000 or more square feet. Non-anchors are defined as tenants which lease less than 10,000 square feet.
(3) Non-comparable leases represent leases signed for which there was no former tenant, or expansion square footage for leases rolling over for which there was no former tenant.

Inland Real Estate Corporation
Supplemental Financial Information
For the three months ended September 30, 2009
(In thousands except per share and square footage data)

3rd Quarter 2009 Leasing Activity (1)
(Total)

New Leases		Non-Anchors (2)	Anchors (2)	Total
Number of Leases		32	1	33
Gross Leasable Area (Sq.Ft.)		114,604	32,100	146,704
Base Rent/Sq.Ft. ($/Sq.Ft.)	$	15.79	5.50	13.54

Renewals		Non-Anchors	Anchors	Total
Number of Leases		49	7	56
Gross Leasable Area (Sq.Ft.)		135,490	258,373	393,863
Base Rent/Sq.Ft. ($/Sq.Ft.)	$	17.26	9.17	11.95

Non-Comparable Leases (3)		Non-Anchors	Anchors	Total
Number of Leases		-	1	1
Gross Leasable Area (Sq.Ft.)		-	11,722	11,722
Base Rent/Sq.Ft. ($/Sq.Ft.)	$	-	18.94	18.94

Total New, Renewal and Non-Comparable Leases		Non-Anchors	Anchors	Total
Number of Leases		81	9	90
Gross Leasable Area (Sq.Ft.)		250,094	302,195	552,289
Base Rent/Sq.Ft. ($/Sq.Ft.)	$	16.59	9.16	12.52

(1) Includes leasing activity on unconsolidated properties owned in joint ventures.
(2) The Company defines anchors as single tenants which lease 10,000 or more square feet. Non-anchors are defined as tenants which lease less than 10,000 square feet.
(3) Non-comparable leases represent leases signed for which there was no former tenant, or expansion square footage for leases rolling over for which there was no former tenant.

Inland Real Estate Corporation
Supplemental Financial Information
For the three and nine months ended September 30, 2009 and 2008
(In thousands except per share and square footage data)

Same Store Net Operating Income Analysis

The following schedule presents same store net operating income, which is the net operating income of properties owned in both the three and nine months ended September 30, 2009 and 2008, along with other investment properties new operating income. Same store net operating income is considered a non-GAAP financial measure because it does not include straight-line rental income, amortization of lease intangibles, interest, depreciation, amortization and bad debt expense. We provide same store net operating income as it allows investors to compare the results of property operations for the three and nine months ended September 30, 2009 and 2008. We also provide a reconciliation of these amounts to the most comparable GAAP measure, net income (loss) available to common stockholders.

		Three months ended September 30, 2009	Three months ended September 30, 2008	% Increase – Decrease	Nine months ended September 30, 2009	Nine months ended September 30, 2008	% Increase - Decrease
Rental income and additional income:							
"Same store" investment properties,121 properties							
Rental income	$	29,982	31,321	-4.3%	91,046	93,732	-2.9%
Tenant recovery income		10,496	11,951	-12.2%	33,008	39,009	-15.4%
Other property income		1,325	694	90.9%	3,185	2,658	19.8%
"Other investment properties							
Rental income		(3)	2,639		57	4,717	
Tenant recovery income		(3)	72		73	462	
Other property income		-	4		-	8	
Total rental income and additional income	$	**41,797**	**46,681**		**127,369**	**140,586**	
Property operating expenses:							
"Same store" investment properties, 121 properties							
Property operating expenses	$	4,864	5,187	-6.2%	17,806	19,079	-6.7%
Real estate tax expense		8,093	8,269	-2.1%	23,965	24,454	-2.0%
"Other investment properties"							
Property operating expenses		-	22		21	351	
Real estate tax expense		-	43		-	322	
Total property operating expenses	$	**12,957**	**13,521**		**41,792**	**44,206**	
Property net operating income							
"Same store" investment properties	$	28,846	30,510	-5.5%	85,468	91,866	-7.0%
"Other investment properties"		(6)	2,650		109	4,514	
Total property net operating income	$	**28,840**	**33,160**		**85,577**	**96,380**	
Other income:							
Straight-line expense		(122)	(212)		(562)	(154)	
Amortization of lease intangibles		20	48		63	127	
Other income		876	363		1,594	3,955	
Fee income from unconsolidated joint ventures		678	1,252		2,514	3,282	
Gain on sale of investment properties		-	-		341	-	
Gain on sale of joint venture interest		407	288		1,773	4,263	
Gain on extinguishment of debt		882	-		6,931	-	
Other expenses:							
Income tax benefit (expense) of taxable REIT subsidiary		1,297	(116)		894	(522)	
Bad debt expense		(1,532)	(819)		(4,137)	(1,508)	
Depreciation and amortization		(12,407)	(11,444)		(36,243)	(33,770)	
General and administrative expenses		(3,240)	(3,141)		(9,689)	(9,732)	
Interest expense		(8,212)	(12,163)		(26,725)	(35,331)	
Impairment of investment securities		(156)	(1,172)		(2,660)	(3,682)	
Provision for asset impairment		(2,095)	-		(3,918)	(666)	
Equity in earnings (loss) of unconsolidated ventures		(13,454)	3,382		(15,560)	5,174	
Income (loss) from continuing operations		(8,218)	9,426		193	27,816	
Income (loss) from discontinued operations		(39)	(108)		2,485	1,223	
Net income (loss)		(8,257)	9,318		2,678	29,039	
Less: Net income attributable to the noncontrolling interest		(121)	(124)		(296)	(341)	
Net income (loss) available to common stockholders	$	(8,378)	9,194		2,382	28,698	

Inland Real Estate Corporation
Supplemental Financial Information
For the nine months ended September 30, 2009
(In thousands except per share and square footage data)

Property Dispositions

Date	Property	City	State	GLA Sq. Ft.	Sale Price	Gain on Sale
01/30/09	Wisner/Milwaukee	Chicago	IL	14,426	$ 4,000	$ 1,883
02/10/09	Western & Howard	Chicago	IL	11,974	1,845	117
04/08/09	Montgomery Plaza	Montgomery	IL	12,903	720	-
04/30/09	Lake Park Plaza (partial sale)	Michigan City	IN	114,557	1,706	8
				153,860	$ 8,271	$ 2,008

(In thousands except per share and square footage data)

Unconsolidated Joint Ventures

Venture with New York State Teachers' Retirement System

Date	Entity	Property	City	State	GLA	IRC % Interest	IRC Investment	IRC Share of Debt (1)
12/03/04	IN Retail Fund, LLC	Cobbler Crossing	Elgin	IL	102,643	50.0%	$ 1,617	$ 4,100
12/03/04	IN Retail Fund, LLC	Shoppes at Mill Creek	Palos Park	IL	102,422	50.0%	2,447	4,255
12/03/04	IN Retail Fund, LLC	Woodfield Commons	Schaumburg	IL	207,452	50.0%	8,376	8,750
12/03/04	IN Retail Fund, LLC	Marketplace at Six Corners	Chicago	IL	117,000	50.0%	4,576	6,000
12/03/04	IN Retail Fund, LLC	Chatham Ridge	Chicago	IL	175,991	50.0%	7,999	7,500
12/23/04	IN Retail Fund, LLC	Randall Square	Geneva	IL	216,485	50.0%	8,635	8,250
04/01/05	IN Retail Fund, LLC	Thatcher Woods	River Grove	IL	188,213	50.0%	4,807	6,750
06/01/05	IN Retail Fund, LLC	Forest Lake Marketplace	Forest Lake	MN	93,853	50.0%	3,291	4,250
06/30/05	IN Retail Fund, LLC	Orland Park Place	Orland Park	IL	599,672	50.0%	(2,051)	15,768
09/01/05	IN Retail Fund, LLC	Mapleview Shopping Center	Grayslake	IL	114,804	50.0%	(646)	6,900
09/01/05	IN Retail Fund, LLC	Regal Showplace	Crystal Lake	IL	97,066	50.0%	145	4,734
02/15/06	IN Retail Fund, LLC	Algonquin Commons	Algonquin	IL	540,061	50.0%	3,482	46,178
09/07/06	IN Retail Fund, LLC	Greentree	Caledonia	WI	169,268	50.0%	3,722	3,300
09/07/06	IN Retail Fund, LLC	Ravinia Plaza	Orland Park	IL	101,384	50.0%	3,611	5,688
					2,826,314		$ 50,011	$ 132,423

Debt Schedule

Mortgagee	Rate / Type	Maturity	Balance
Allstate	5.63% Fixed	March 2011	8,510
Allstate	5.21% Fixed	May 2012	8,200
Allstate	5.86% Fixed	March 2015	8,500
Bank of America	4.94% Fixed	April 2012	17,500
Bank of America	4.94% Fixed	April 2012	15,000
Bear Stearns	5.35% Fixed	December 2011	16,500
John Hancock Life Ins.	5.83% Fixed	February 2015	13,500
Lehman Brothers	5.58% Fixed	April 2013	13,202
NLI Commercial Mortgage	5.29% Fixed	December 2012	6,600
Principal	6.08% Fixed	October 2013	11,377
TCF Bank	6.50% Fixed	September 2014	12,000
Wachovia Securities	5.66% Fixed	April 2013	2,594
Wachovia Securities	5.93% Fixed	April 2013	7,473
Wells Fargo	7.56% Fixed	July 2011	31,536
Wells Fargo	5.45% Fixed	November 2014	72,635
Wells Fargo	5.24% Fixed	November 2014	19,720
Total / Weighted Average	5.74% Fixed		$ 264,847

(1) IRC's pro rata share of debt is calculated using the pro rata allocation of the original equity contribution by each partner. This allocation is for financial statement purposes and as this debt is nonrecourse, IRC is not financially obligated for the outstanding amounts.

(In thousands except per share and square footage data)

Unconsolidated Joint Ventures (continued)

Development Joint Venture with TMK Development

Date	Entity	Property	City	State	Acres	IRC % Interest	IRC Investment	IRC Share of Debt (1)
01/5/06	TMK/Inland Aurora	Savannah Crossing	Aurora	IL	12Acres	40.0%	$ 5,490	$ -

Development Joint Venture with North American Real Estate

Date	Entity	Property	City	State	Acres	IRC % Interest	IRC Investment	IRC Share of Debt (1)
06/06/06	NARE/Inland North Aurora I	North Aurora Towne Centre I	North Aurora	IL	29 Acres	45.0%	$ 10,632	$ 15,229
08/30/06	NARE/Inland North Aurora II	North Aurora Towne Centre II	North Aurora	IL	20 Acres	45.0%	3,462	3,017
09/10/07	NARE/Inland North Aurora III	North Aurora Towne Centre III	North Aurora	IL	63 Acres	45.0%	9,503	11,470
					112 Acres		$ 23,597	$ 29,716

Debt Schedule

Mortgagee	Rate / Type	Maturity	Balance
Bank of America	4.25% Variable	June 2011	$ 13,408
Bank of America	1.75% Variable	October 2011	4,300
Bank of America	4.25% Variable	June 2011	3,549
Bank of America	4.25% Variable	June 2011	13,819
Total / Weighted Average	3.94%Variable		$ 35,076

Development Joint Venture with Paradise Group

Date	Entity	Property	City	State	Acres	IRC % Interest	IRC Investment	IRC Share of Debt (1)
02/23/07	PDG/Tuscany Village Venture	Tuscany Village	Clermont	FL	53 Acres	15.0%	$ 8,422	$ -

Debt Schedule

Mortgagee	Rate / Type	Maturity	Balance
Bank of America (2)	2.62% Variable	September 2009	$ 9,052

(1) IRC's pro rata share of debt is calculated using the pro rata allocation of the original equity contribution by each partner. This allocation is for financial statement purposes and IRC is only financially obligated for the amounts guaranteed under the loan documents.
(2) The Company is engaged in discussions with the respective lender to extend or restructure this debt.

(In thousands except per share and square footage data)

Unconsolidated Joint Ventures (continued)

Development Joint Venture with Pine Tree Institutional Realty LLC

Date	Entity	Property	City	State	Acres	IRC % Interest	IRC Investment	IRC Share of Debt (1)
04/02/07	PTI Ft. Wayne, LLC	Orchard Crossing	Ft. Wayne	IN	31 Acres	85%	$ 5,748	$ 13,909
09/26/07	PTI Boise, LLC	Southshore Shopping Center	Boise	ID	7 Acres	85%	5,466	3,142
12/21/07	PTI Westfield, LLC	Lantern Commons	Westfield	IN	64 Acres	85%	5,294	7,650
					102 Acres		$ 16,508	$ 24,701

Debt Schedule

Mortgagee	Rate / Type	Maturity	Balance
Bank of America	4.26% Variable	June 2011	$ 16,363
National City Bank	1.99% Variable	March 2010	3,696
National City Bank	5.26% Variable	December 2010	9,000
Total / Weighted Average	4.28%Variable		$ 29,059

Development Joint Venture with Tucker Development Corporation

Date	Entity	Property	City	State	Acres	IRC % Interest	IRC Investment	IRC Share of Debt (1)
05/12/07	TDC Inland Lakemoor	Shops at Lakemoor	Lakemoor	IL	74 Acres	48%	$ 2,633	$ 21,663

Debt Schedule

Mortgagee	Rate / Type	Maturity	Balance
Bank of America	1.56% Variable	August 2011	$ 22,105

(1) IRC's pro rata share of debt is calculated using the pro rata allocation of the original equity contribution by each partner. This allocation is for financial statement purposes and IRC is only financially obligated for the amounts guaranteed under the loan documents.

(In thousands except per share and square footage data)

Unconsolidated Joint Ventures (continued)

Joint Venture with Inland Real Estate Exchange

Date	Entity	Property	City	State	GLA	IRC % Interest	IRC Investment	IRC Share of Debt (1)
07/14/08	IRC/IREX Venture	Bank of America	Moosic	PA	300,000	55%	10,328	13,867
07/14/08	IRC/IREX Venture	Bank of America	Las Vegas	NV	85,708	55%	2,964	8,144
07/14/08	IRC/IREX Venture	Bank of America	Hunt Valley	MD	377,332	45%	11,544	19,370
07/14/08	IRC/IREX Venture	Bank of America	Rio Ranch	NM	76,768	45%	2,364	3,256
					839,808		$ 27,200	$ 44,637

Debt Schedule

Mortgagee	Rate / Type	Maturity	Balance
Parkway Bank	5.60% Fixed	July 2013	25,213
Parkway Bank	5.60% Fixed	July 2013	14,807
Parkway Bank	5.60% Fixed	July 2013	43,044
Parkway Bank	5.60% Fixed	July 2013	7,236
Total / Weighted Average	5.60% Fixed		$ 90,300

(1) IRC's pro rata share of debt is calculated using the current ownership percentage in each asset and as this debt is nonrecourse, IRC is not financially obligated for the outstanding amounts.

(In thousands except per share and square footage data)

Unconsolidated Joint Ventures (continued)

Joint Venture Development Summary

Project / Entity	MSA	IRC % Interest (1)	Projected Owned GLA	Projected Total GLA	Current Occupancy	Total Estimated Project Cost	Net Cost Incurred as of September 30, 2009	Major Tenants and Non-owned Anchors
Active Development Projects								
Savannah Crossing – IL TMK/Inland Aurora Venture LLC	Chicago	40%	22,527	265,027	60%	$ 13,500	$ 8,348	Wal-Mart (non-owned) Walgreen's (non-owned)
North Aurora Towne Centre Phase I (Outlots) – IL NARE/Inland North Aurora Venture LLC	Chicago	45%	62,056	182,056	58%	31,000	28,483	Target (non-owned) JC Penney (non-owned) Best Buy La-Z-Boy(non-owned)
Orchard Crossing – IN PTI Ft. Wayne, LLC	Fort Wayne	85%	118,252	258,252	69%	24,700	23,161	Target (non-owned)s Gordman's
Tuscany Village – FL Paradise	Orlando	15%	106,145	318,770	-	40,400	17,548	-
Southshore Shopping Center – ID PTI Boise, LLC	Boise	85%	91,391	91,391	-	13,800	5,701	Albertson's (non-owned)
Totals/Weighted Average			400,371	1,115,496	40%	$ 123,400	$ 83,241	
Land Held for Development								
North Aurora Towne Centre Phase II – IL NARE/Inland North Aurora Venture II LLC	Chicago	45%	150,416	215,416	-	$ 23,000	$ 8,982	Target (non-owned) JC Penney (non-owned) Ashley Furniture (non-owned)
North Aurora Towne Centre Phase III – IL NARE/Inland North Aurora Venture III LLC	Chicago	45%	100,000	375,000	-	41,500	25,733	Target (non-owned) JC Penney (non-owned)
Shops at Lakemoor - IL TDC Inland Lakemoor LLC	Chicago	48%	275,000	535,000	-	97,300	30,334	-
Lantern Commons PTI Westfield, LLC	Indianapolis	85%	201,000	450,000	-	57,700	20,831	-
Totals/Weighted Average			726,416	1,575,416	-	$ 219,500	$ 85,880	

(1) The Company owns the development properties through joint ventures and earns a preferred return on its invested capital. After the preferred return is allocated, the Company is allocated it's pro rata share of earnings.

(In thousands except per share and square footage data)

Unconsolidated Joint Ventures (continued)

IREX Joint Venture Property Status (1)

Property	Location	% TIC Ownership	Pro Rata Share of Acquisition Fee	Acquisition Fee Earned for the nine months ended September 30, 2009
Fox Run Square	Naperville, IL	100%	570	12
The University of Phoenix	Merrillville, IN	100%	107	107
Bank of America (2)	Moosic, PA	45%	1,416	291
Bank of America (2)	Las Vegas, NV	45%	-	-
Bank of America (3)	Hunt Valley, MD	55%	1,744	635
Bank of America (3)	Rio Rancho, NM	55%	-	-
			$ 3,837	$ 1,045

(1) These properties are not consolidated because upon the first sale of equity interest by the joint venture through the private placement offerings, the Company begins accounting for its equity interest under the equity method of accounting.
(2) The interests in the two Bank of America buildings, Moosic, PA and Las Vegas, NV, were sold together as a package. The pro rata share of acquisition fee is $1,416 for both properties.
(3) The interests in the two Bank of America buildings, Hunt Valley, MD and Rio Rancho, NM, were sold together as a package. The pro rata share of acquisition fee is $1,744 for both properties.

(In thousands except per share and square footage data)

Unconsolidated Joint Ventures – Balance Sheets

	September 30, 2009	December 31, 2008
Balance Sheet:		
Assets:		
Cash	$ 15,758	18,790
Investment in real estate, net	572,987	604,340
Construction in progress	102,686	123,764
Acquired lease intangibles, net	47,652	58,876
Accounts and rents receivable	15,606	19,130
Restricted cash	15,093	15,178
Leasing commissions, net	2,625	2,478
Loan fees, net	2,045	2,125
Other assets	7,773	7,674
Total assets	$ 782,225	852,355
Liabilities:		
Accounts payable and accrued expenses	$ 4,964	3,706
Acquired lease intangibles, net	5,884	6,647
Accrued interest	1,723	1,666
Accrued real estate taxes	15,948	14,024
Security and other deposits	486	561
Mortgage payable	450,439	487,221
Prepaid rents and unearned income	2,626	6,219
Other liabilities	12,810	15,038
Total liabilities	494,880	535,082
Total equity	287,345	317,273
Total liabilities and equity	782,225	852,355
Investment in and advances to unconsolidated joint ventures	$ 135,076	152,916

Unconsolidated joint ventures had mortgages payable of $450,439 and $487,221 as of September 30, 2009 and December 31, 2008, respectively. The Company’s proportionate share of these loans was $253,140 and $300,350 as of September 30, 2009 and December 31, 2008, respectively. The Company's proportionate share of debt is calculated using the pro rata allocation of the original equity contribution by each partner. This allocation is for financial statement purposes and the Company is only financially obligated for the amounts guaranteed under the loan documents.

Supplemental Financial Information
For the three and nine months ended September 30, 2009
(In thousands except per share and square footage data)

Unconsolidated Joint Ventures – Statements of Operations (unaudited)

	Three months ended September 30, 2009	Three months ended September 30, 2008	Nine months ended September 30, 2009	Nine months ended September 30, 2008
Revenues:				
Rental income	$ 12,721	10,548	38,318	32,700
Tenant recoveries	3,582	4,351	12,522	14,265
Other property income	217	5,360	371	5,586
Total revenues	16,520	20,259	51,211	52,551
Expenses:				
Property operating expenses	2,355	2,867	9,314	8,693
Real estate tax expense	3,538	3,485	10,808	10,426
Depreciation and amortization	7,754	5,247	23,786	16,401
Provision for impairment	24,470	-	24,470	-
General and administrative expenses	39	48	145	156
Total expenses	38,156	11,647	68,523	35,676
Operating income (loss)	(21,636)	8,612	(17,312)	16,875
Other income	1,130	1,310	2,105	3,624
Interest expense	(5,469)	(4,029)	(16,215)	(12,966)
Income (loss) from continuing operations	$ (25,975)	5,893	(31,422)	7,533
IRC's pro rata share (1)	$ (13,454)	3,382	(15,560)	5,174

(1) IRC's pro rata share includes the amortization of certain basis differences and an elimination of IRC's pro rata share of the management fee expense.

Property List

As of September 30, 2009, we owned 121 investment properties, comprised of 27 single-user retail properties, 54 Neighborhood Retail Centers, 16 Community Centers, and 24 Power Centers. These investment properties are located in the states of Florida (1), Illinois (73), Indiana (6), Michigan (1), Minnesota (28), Missouri (1), Nebraska (1), Ohio (3), Tennessee (1) and Wisconsin (6). Tenants of the investment properties are responsible for the payment of some or all of the real estate taxes, insurance and common area maintenance.

Property	Gross Leasable Area (Sq Ft)	Date Acq.	Year Built/ Renovated	Financial Occupancy	Anchor Tenants (1)
Single-User					
Bally's Total Fitness St. Paul, MN	43,000	09/99	1998	100%	Bally's Total Fitness
Carmax Schaumburg, IL	93,333	12/98	1998	100%	Carmax
Carmax Tinley Park, IL	94,518	12/98	1998	100%	Carmax
Cub Foods Arden Hills, MN	68,442	03/04	2003	100%	Cub Foods
Cub Foods Buffalo Grove, IL	56,192	06/99	1999	100%	Cub Foods (sublet to Great Escape)
Cub Foods Hutchinson, MN	60,208	01/03	1999	100% (2)	Cub Foods (2)
Cub Foods Indianapolis, IN	67,541	03/99	1991	100% (2)	Cub Foods (2)
Cub Foods Plymouth, MN	67,510	03/99	1991	100%	Cub Foods
Disney Celebration, FL	166,131	07/02	1995	100%	Walt Disney World
Dominick's Countryside, IL	62,344	12/97	1975 / 2001	100%	Dominick's Finer Foods
Dominick's Schaumburg, IL	71,400	05/97	1996	100%	Dominick's Finer Foods
Food 4 Less f/k/a Dominick's Hammond, IN	71,313	05/99	1999	100%	Dominick's Finer Foods (sublet to Food 4 Less)
Glendale Heights Retail f/k/a Dominick's Glendale Heights, IL	68,879	09/97	1997	100% (2)	Dominick's Finer Foods (2)
Grand Traverse Crossings f/k/a Circuit City Traverse City, MI	21,337	01/99	1998	100%	Halloween Superstores
Hammond Mills Hammond, IN	7,488	12/98	1998	100%	None

Property	Gross Leasable Area (Sq Ft)	Date Acq.	Year Built/ Renovated	Financial Occupancy	Anchor Tenants (1)
Single-User					
Home Goods Store Coon Rapids, MN	25,145	10/05	2005	100%	Home Goods
Homewood Plaza Homewood, IL	19,000	02/98	1993	100% (2)	Office Depot (2)
Michael's Coon Rapids, MN	24,240	07/02	2001	100%	Michael's
Oliver Square f/k/a Springbrook Market West Chicago, IL	78,158	01/98	1990	100% (2)	Springbrook Market (2)
PetsMart Gurnee, IL	25,692	04/01	1997	100%	PetsMart
Pic 'N Save Waupaca, WI	63,780	03/06	2002	100%	Pic 'N Save
Rite-Aid (f/k/a Eckerd Drug Store) Chattanooga, TN	10,908	05/02	1999	100%	Eckerd Drug Store
Riverdale Commons Outlot Coon Rapids, MN	6,566	03/00	1999	100%	None
Schaumburg Golf Road Retail f/k/a Tweeter Home Entertainment Schaumburg, IL	9,988	09/99	1998	100%	None
Staples Freeport, IL	24,049	12/98	1998	100%	Staples
Verizon Joliet, IL	4,504	05/97	1995	100%	None
Walgreens Jennings, MO	15,120	10/02	1996	100%	Walgreen's (3)
Neighborhood Retail Centers					
22nd Street Plaza Outlot Oakbrook Terrace, IL	9,970	11/97	1985/2004	100%	None
Aurora Commons Aurora, IL	126,908	01/97	1988	94% (2)	Jewel Food Stores
Berwyn Plaza Berwyn, IL	18,138	05/98	1983	100%	Justice Produce
Big Lake Town Square Big Lake, MN	67,858	01/06	2005	94%	Coborn's Super Store
Brunswick Market Center Brunswick, OH	119,540	12/02	1997 / 1998	99%	Buehler's Food Markets

Property	Gross Leasable Area (Sq Ft)	Date Acq.	Year Built/ Renovated	Financial Occupancy	Anchor Tenants (1)
Neighborhood Retail Centers					
Butera Market Naperville, IL	67,632	03/95	1991	93%	Butera Finer Foods
Byerly's Burnsville Burnsville, MN	72,339	09/99	1988	98%	Byerly's Food Store Erik's Bike Shop
Caton Crossing Plainfield, IL	83,792	06/03	1998	93%	Strack & Van Til
Cliff Lake Centre Eagan, MN	73,582	09/99	1988	80%	None
CVS Plaza f/k/a V. Richard's Plaza Brookfield, WI	107,952	02/99	1985	69% (2)	V. Richards Market Guitar Center Hooters of America
Downers Grove Market Downers Grove, IL	104,449	03/98	1998	95%	Dominick's Finer Foods
Eastgate Shopping Ctr Lombard, IL	131,601	07/98	1959 / 2000	83%	Schroeder's Ace Hardware Illinois Secretary of State
Edinburgh Festival Brooklyn Park, MN	91,536	10/98	1997	84%	Knowlan's Super Market
Elmhurst City Center Elmhurst, IL	39,090	02/98	1994	94%	Walgreen's (3)
Gateway Square Hinsdale, IL	40,170	03/99	1985	80%	None
Golf Road Shopping Center Niles, IL	26,109	04/97	1982	61%	None
Grand and Hunt Club Gurnee, IL	21,222	12/96	1996	100%	None
Hartford Plaza Naperville, IL	43,762	09/95	1995	97%	The Tile Shop
Hawthorn Village Vernon Hills, IL	98,806	08/96	1979	97% (2)	Dominick's Finer Foods Deal's
Hickory Creek Marketplace Frankfort, IL	55,831	08/99	1999	92%	None
Iroquois Center Naperville, IL	140,981	12/97	1983	93% (2)	Sears Logistics Services (2) Planet Fitness Xilin Big Lots

Property	Gross Leasable Area (Sq Ft)	Date Acq.	Year Built/ Renovated	Financial Occupancy	Anchor Tenants (1)
Neighborhood Retail Centers					
Mallard Crossing Elk Grove Village, IL	82,929	05/97	1993	89%	Food 4 Less
Maple Grove Retail Maple Grove, MN	79,130	09/99	1998	97%	Rainbow
Medina Marketplace Medina, OH	72,781	12/02	1956 / 1999	100%	Giant Eagle, Inc
Mundelein Plaza Mundelein, IL	16,803	03/96	1990	72%	None
Nantucket Square Schaumburg, IL	56,981	09/95	1980	90%	Go Play
Northgate Center Sheboygan, WI	73,647	04/05	2003	96%	Piggly Wiggly
Oak Forest Commons Oak Forest, IL	108,330	03/98	1998	94%	Food 4 Less Murray's Discount Auto
Oak Forest Commons III Oak Forest, IL	7,424	06/99	1999	0%	None
Oak Lawn Town Center Oak Lawn, IL	12,506	06/99	1999	90%	None
Orland Greens Orland Park, IL	45,031	09/98	1984	57%	Dollar Tree
Orland Park Retail Orland Park, IL	8,500	02/98	1997	80%	None
Park Square Brooklyn Park, MN	137,109	08/02	1986 / 1988	88%	Fashion Bug Rainbow
Park St. Clair Schaumburg, IL	11,859	12/96	1994	100%	None
Plymouth Collection Plymouth, MN	45,915	01/99	1999	100%	Golf Galaxy
Quarry Outlot Hodgkins, IL	9,650	12/96	1996	100%	None
River Square Naperville, IL	58,260	06/97	1988	84% (2)	None
Riverplace Center Noblesville, IN	74,414	11/98	1992	96% (2)	Kroger Fashion Bug
Rose Plaza Elmwood Park, IL	24,204	11/98	1997	100%	Binny's
Rose Plaza East Naperville, IL	11,658	01/00	1999	86%	None

Property	Gross Leasable Area (Sq Ft)	Date Acq.	Year Built/ Renovated	Financial Occupancy	Anchor Tenants (1)
Neighborhood Retail Centers					
Rose Plaza West Naperville, IL	14,335	09/99	1997	71%	None
Schaumburg Plaza Schaumburg, IL	61,485	06/98	1994	94%	Sears Hardware
Shannon Square Arden Hills, MN	29,196	06/04	2003	93%	None
Shingle Creek Brooklyn Center, MN	39,456	09/99	1986	89%	None
Shops at Coopers Grove Country Club Hills, IL	72,518	01/98	1991	20%	None
Six Corners Chicago, IL	80,650	10/96	1966/2005	95% (2)	Bally Total Fitness Office Depot (2)
St. James Crossing Westmont, IL	49,994	03/98	1990	85%	None
Stuart's Crossing St. Charles, IL	85,529	08/98	1999	93%	Jewel Food Stores
Townes Crossing Oswego, IL	105,989	08/02	1988	90%	Jewel Food Stores
Wauconda Crossing Wauconda, IL	90,290	08/06	1997	99% (2)	Dominick's Finer Foods (2) Walgreen's
Wauconda Shopping Ctr Wauconda, IL	34,137	05/98	1988	93%	Dollar Tree
Westriver Crossing Joliet, IL	32,452	08/99	1999	52% (2)	None
Winnetka Commons New Hope, MN	42,415	07/98	1990	84% (2)	Walgreen's (sublet to Frattalone's Hardware)
Woodland Heights Streamwood, IL	120,436	06/98	1956/1997	88%	Jewel Food Stores U.S. Postal Service
Community Centers					
Apache Shoppes Rochester, MN	60,780	12/06	2005/2006	56%	Halloween Express
Bergen Plaza Oakdale, MN	260,720	04/98	1978	89%	K-Mart Rainbow Dollar Tree
Bohl Farm Marketplace Crystal Lake, IL	97,287	12/00	2000	85%	Dress Barn Barnes & Noble Halloween USA

Property	Gross Leasable Area (Sq Ft)	Date Acq.	Year Built/ Renovated	Financial Occupancy	Anchor Tenants (1)
Community Centers					
Burnsville Crossing Burnsville, MN	97,310	09/99	1989	88%	PetsMart
Chestnut Court Darien, IL	170,027	03/98	1987	82% (2)	Office Depot (2) Powerhouse Gym Loyola Medical Center Factory Card Outlet
Four Flaggs Annex Niles, IL	21,425	11/02	1973 / 2001	100%	Factory Card Outlet
Four Flaggs Niles, IL	306,661	11/02	1973 / 1998	86%	Ashley Furniture Jewel Food Stores Global Rehabilitation Sweet Home Furniture JoAnn Fabrics Office Depot PetsMart
Lake Park Plaza Michigan City, IN	115,082	02/98	1990	86%	Jo Ann Fabrics Hobby Lobby Factory Card Outlet
Park Center Tinley Park, IL	194,479	12/98	1988	81% (2)	Central Grocers Halloween Land Chuck E. Cheese Old Country Buffet
Quarry Retail Minneapolis, MN	281,648	09/99	1997	99%	Home Depot Rainbow PetsMart Office Max Old Navy Party City
Skokie Fashion Square Skokie, IL	84,580	12/97	1984	92% (2)	Office Depot (2) Halloween USA
Skokie Fashion Square II Skokie, IL	7,151	11/04	1984	100%	None
Springboro Plaza Springboro, OH	154,034	11/98	1992	100%	K-Mart Kroger
Two Rivers Plaza Bolingbrook, IL	57,900	10/98	1994	100% (2)	Marshall's Factory Card Outlet
Village Ten Coon Rapids, MN	211,472	08/03	2002	98%	Lifetime Fitness Cub Foods Dollar Tree
Woodland Commons Buffalo Grove, IL	170,122	02/99	1991	91%	Dominick's Finer Foods Jewish Community Center

Property	Gross Leasable Area (Sq Ft)	Date Acq.	Year Built/ Renovated	Financial Occupancy	Anchor Tenants (1)
Power Centers					
Baytowne Shoppes/Square Champaign, IL	118,542	02/99	1993	88%	Staples PetsMart Famous Footwear Factory Card Outlet
Crystal Point Crystal Lake, IL	339,898	07/04	1976/1998	99%	Best Buy K-Mart Bed, Bath & Beyond The Sports Authority Cost Plus Borders Books Office Depot
Deer Trace Kohler, WI	149,881	07/02	2000	96%	Elder Beerman TJ Maxx Michael's Dollar Tree
Deer Trace II Kohler, WI	24,410	08/04	2003/2004	100%	None
Joliet Commons Joliet, IL	158,922	10/98	1995	100% (2)	Cinemark PetsMart Barnes & Noble Old Navy MC Sports Old Country Buffet Spirit Halloween
Joliet Commons Ph II Joliet, IL	40,395	02/00	1999	100%	Office Max
Lansing Square Lansing, IL	233,508	12/96	1991	87% (2)	Sam's Club (2) Bargain Books Sweet Home Furniture
Mankato Heights Mankato, MN	155,173	04/03	2002	99% (2)	TJ Maxx Michael's Old Navy Pier One Petco Famous Footwear
Maple Park Place Bolingbrook, IL	218,762	01/97	1992/2004	100% (2)	Powerhouse Gym Office Depot (2) Jo Ann Fabrics The Sports Authority Best Buy
Naper West Naperville, IL	214,812	12/97	1985	90% (2)	Barrett's Home Theater Store Lifestyles by Interiors, Etc JoAnn Fabrics Sweet Home Furniture

Property	Gross Leasable Area (Sq Ft)	Date Acq.	Year Built/ Renovated	Financial Occupancy	Anchor Tenants (1)
Power Centers					
Park Avenue Centre Highland Park, IL	64,943	06/97	1996/2005	85% (2)	Staples Sam's Wine & Spirits (2) TREK Bicycle Store
Park Place Plaza St. Louis Park, MN	84,999	09/99	1997/2006	100%	Office Max PetsMart
Pine Tree Plaza Janesville, WI	187,413	10/99	1998	99% (2)	Gander Mountain TJ Maxx Staples Michaels Stores Old Navy LLC Petco Famous Footwear
Riverdale Commons Coon Rapids, MN	175,802	09/99	1998	98%	Rainbow The Sports Authority Office Max Petco Party City
Rivertree Court Vernon Hills, IL	298,862	07/97	1988	94%	Best Buy Kerasotes Theaters Office Depot TJ Maxx PetsMart Michaels Stores Ulta Salon Old Country Buffet Harlem Furniture
Rochester Marketplace Rochester, MN	70,213	09/03	2001 / 2003	100%	Staples PetsMart
Salem Square Countryside, IL	112,310	08/96	1973 / 1985	97%	TJ Maxx Marshall's
Schaumburg Promenade Schaumburg, IL	91,831	12/99	1999	90%	Pier 1 Imports DSW Shoe Warehouse Ashley Furniture
Shakopee Valley Marketplace Shakopee, MN	146,430	12/02	2000 / 2001	98%	Kohl's Office Max
Shakopee Outlot Shakopee, MN	12,285	03/06	2007	85%	None
Shoppes at Grayhawk Omaha, NE	221,000	02/06	2001/2004	92%	Lowe's Michael's

Property	Gross Leasable Area (Sq Ft)	Date Acq.	Year Built/ Renovated	Financial Occupancy	Anchor Tenants (1)
Power Centers					
Shops at Orchard Place Skokie, IL	165,141	12/02	2000	97%	Best Buy DSW Shoe Warehouse Ulta Salon Pier 1 Imports Petco Walter E Smithe Factory Card Outlet
University Crossing Mishawaka, IN	111,651	10/03	2003	95%	Marshall's Petco Dollar Tree Stores Babies R Us Pier One Imports Ross Medical Education Center
Woodfield Plaza Schaumburg, IL	177,160	01/98	1992	95%	Kohl's Barnes & Noble Buy Buy Baby Joseph A. Banks Clothiers (sublet to David's Bridal)
Total	10,529,088			92%	

As of September 30, 2009, we owned 18 investment properties through our joint ventures, comprised of 4 Single User, 7 Neighborhood Retail Centers, 3 Community Centers, 1 Lifestyle Center, and 3 Power Centers. These investment properties are located in the states of Illinois (12), Maryland (1), Minnesota (1), Nevada (1), New Mexico (1), Pennsylvania (1) and Wisconsin (1). Tenants of the investment properties are responsible for the payment of some or all of the real estate taxes, insurance and common area maintenance.

Property	Gross Leasable Area (Sq Ft)	Date Acq.	Year Built/ Renovated	Financial Occupancy	Anchor Tenants (1)
Single User					
Bank of America Hunt Valley, MD	377,332	07/08	1972/1997	100%	Bank of America
Bank of America Las Vegas, NV	85,708	07/08	1995	100%	Bank of America
Bank of America Rio Rancho, NM	76,768	07/08	1996	100%	Bank of America
Bank of America Moosic, PA	300,000	07/08	1995	100%	Bank of America
Neighborhood Retail Centers					
Cobbler Crossing Elgin, IL	102,643	05/97	1993	94%	Jewel Food Stores
Forest Lake Marketplace Forest Lake, MN	93,853	09/02	2001	95%	MGM Liquor Warehouse Cub Foods
Mapleview Grayslake, IL	114,804	03/05	2000 / 2005	100%	Jewel Food Stores
Marketplace at Six Corners Chicago, IL	117,000	11/98	1997	96%	Jewel Food Store Marshall's Dept. Store
Ravinia Plaza Orland Park, IL	101,384	11/06	1990	96% (2)	Borders Pier 1 Imports House of Brides
Regal Showplace Crystal Lake, IL	97,066	03/05	1998	90%	Regal Cinemas
The Shoppes of Mill Creek Palos Park, IL	102,422	03/98	1989	97%	Jewel Food Store
Community Centers					
Chatham Ridge Chicago, IL	175,991	02/00	1999	99%	Food 4 Less Marshall's Dept. Store Bally Total Fitness
Greentree Centre & Outlot Caledonia, WI	169,268	02/05	1990/1993	97%	Pic n Save K-Mart
Thatcher Woods Center River Grove, IL	188,213	04/02	1969/1999	91%	Walgreen's A.J. Wright Hanging Garden Banquet Binny's Beverage Depot Dominick's Finer Foods

Property	Gross Leasable Area (Sq Ft)	Date Acq.	Year Built/ Renovated	Financial Occupancy	Anchor Tenants (1)
Lifestyle Centers					
Algonquin Commons Algonquin, IL	540,061	02/06	2004/2005	91% (2)	Relax Home Furniture PetsMart Office Max Border's Pottery Barn Old Navy DSW Warehouse Discovery Dick's Sporting Goods Trader Joe's Ulta Barrett's Home Theater Halloween USA
Power Center					
Orland Park Place Orland Park, IL	599,672	04/05	1980/1999	95% (2)	K & G Superstore Old Navy Cost Plus World Market Stein Mart Tiger Direct Barnes & Noble DSW Shoe Warehouse Bed, Bath & Beyond Sports Authority Binny's Beverage Depot Office Depot Nordstrom Rack Dick's Sporting Goods Marshall's
Randall Square Geneva, IL	216,485	05/99	1999	91% (2)	Marshall's Dept. Store Bed, Bath & Beyond Old Navy Factory Card Outlet Famous Footwear PetsMart Michaels Stores
Woodfield Commons E/W Schaumburg, IL	207,452	10/98	1973, 1975 1997	98%	Toys R Us Luna Carpets Discovery Clothing Harlem Furniture REI Hobby Lobby
Total	3,666,122			96%	
Total /Weighted Average	14,195,210			93%	

(1)   Anchor tenants are defined as any tenant occupying 10,000 or more square feet. The trade name is used which may be different than the tenant name on the lease.

(2)   We continue to receive rent from tenants who have vacated but are still obligated under their lease terms. These tenants continue to pay an amount equal to the contractual obligations under their lease.

(3)   Beginning with the earlier date listed, pursuant to the terms of the lease, the tenant has a right to terminate prior to the lease expiration date.